3-1-02

1039778

02029568

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

ABITIBI-CONSOLIDATED INC.

1155 Metcalfe Street
Suite 800
Montréal, Québec
Canada H3B 5H2
(Address of principal executive offices.)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__.

If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITIBI-CONSOLIDATED INC.

/s/ John Weaver

March 26, 2002

By: John Weaver
Its: President and
Chief Executive Officer



ABITIBI
CONSOLIDATED
Our Vision on Paper
Annual Report 2001
ABITIBI
CONSOLIDATED

FINANCIAL HIGHLIGHTS

Year ended December 31
(in millions of Canadian dollars, except as noted)

	2001	2000	1999
	$	$	$
Financial Summary			
Net sales	**6,032**	5,677	2,484
Operating profit	**984**	1,004	372
Net earnings	**289**	367	216
Cash flows from operating activities	**1,037**	1,192	375
Additions to capital assets	**468**	528	290
Per Common Share			
Net earnings	**0.66**	0.96	0.86
Cash flows from operating activities	**2.36**	3.11	1.51
Dividend declared	**0.40**	0.36	0.24
Book value	**7.42**	7.03	5.99
Financial Ratios			
Return on shareholders' equity	**9.1%**	16.0%	14.7%
Net debt to total capitalization	**0.64**	0.63	0.46
Operating profit to net sales	**16.3%**	17.7%	15.0%
Shares Outstanding (in millions)			
At year end	**440**	440	250
Weighted average	**440**	384	249
Shipments			
Newsprint(1)	**4,456**	4,667	2,275
Value-added groundwood papers and market pulp(1)	**2,052**	1,739	614
Lumber(2)	**1,704**	1,828	1,476

(1) in thousands of tonnes
(2) in millions of board feet

All financial data prior to April 18, 2000 represent the results of Donohue Inc. only and results of operations and assets of Abitibi-Consolidated Inc. are included in the financial statements only from that date.

HERE'S WHAT YOU'LL FIND INSIDE:

NET SALES
(in millions of Canadian dollars)


1,745
2,296
2,484
5,677
6,032
1997
1998
1999
2000
2001

NET EARNINGS
(in millions of Canadian dollars)


155
229
216
367
289
1997
1998
1999
2000
2001


0.63
0.93
0.86
0.96
0.66
1997
1998
1999
2000
2001

EARNINGS PER SHARE
(in Canadian dollars)


14.1
18.0
14.7
16.0
9.1
1997
1998
1999
2000
2001

RETURN ON SHAREHOLDERS' EQUITY (%)

In 1997, we set out our vision of becoming the world's preferred marketer and manufacturer of papers for communications. Today, that vision remains an everyday challenge, which now also includes our lumber products. And thanks to our customers in every corner of the globe, who set the highest standards of excellence, we constantly rise to the occasion. For the people who buy them, our products are more than just raw materials: they are a means of communicating their ideas, their creativity and their know-how, and a calling card that helps establish their image. No wonder their expectations are so high. And no wonder they've come to rely on Abitibi-Consolidated.


O GLOBO
Roseana deixa candidatura se PFL não romper com FH

Paulo Novaes,
Operations Director
Info Globo
Comunicaçoes Ltda.

Rio de Janeiro, Brazil

"Upholding a vision means having the determination to stay the course in the face of constant competitive challenges. It implies a commitment to innovation and continuous improvement in order to always stay one step ahead of the pack. *We expect this of ourselves and we expect it of the people we do business with.*"


2002 PRIORITIES
MAINTAIN MARKET LEADERSHIP
FOCUS ON THE FUNDAMENTALS
PAY DOWN DEBT

Richard Drouin
Chairman of the Board

John W. Weaver
President and
Chief Executive Officer

Ahead of the pack

Our story can be traced back over 100 years to the founding mills of Abitibi Power and Paper, the Price Company, Consolidated-Bathurst, and to the beginning of Donohue. Today's company is neither all nor none of the many companies that comprise our history. Today, we are different and we are better.

Nearly five years ago, Abitibi-Consolidated's vision of being the world's preferred marketer and manufacturer of papers for communication was an idea on paper. A strategic roadmap to becoming preferred was developed through conversations with our customers, shareholders, and most often, our employees at the mill level.

As a result of this strategy, we've undergone a dramatic transformation. Consider that in the last six years, six companies have come together. We've essentially quadrupled our size. Our management team is focused on enhancing shareholder value by delivering results, standing by our commitments and leading the organization according to a solid set of values. And, while some of you were once the owners of a large paper company, today you own the largest and one of the lowest-cost producers of newsprint and value-added uncoated groundwood papers in the world.

We rank 6th in North American lumber sales and we've become the largest collector and recycler of old newspapers and magazines in North America, consuming some 2 million tonnes every year — that is the equivalent of about 4.5 billion daily newspapers!

In one of the toughest market environments since the 1970's, our team delivered $289 million in profits in 2001. Given the second half conditions under which we operated, our results prove the efficiency of our cost structure and clearly demonstrate the benefits of consolidation-done-right.

Our ability to effectively integrate these companies is shown by our control of selling, general and administrative


Abitibi-Price Inc.
1997
Stone-Consolidated Corporation
1995
Rainy River
1999
2001
ABITIBI CONSOLIDATED
Champion
1998
DONOHUE
2000
QUNO
1996


Pittsburg State
University

Gene Shuffler
Vice-President,
Purchasing
Vonhoffmann Graphics

St. Louis, Missouri

"As one of our preferred suppliers, we rely on Abitibi-Consolidated to meet our needs in many situations. Whether it is delivery, production or other value-added service issues, we know we can count on Abitibi to make it happen. Each order, regardless of size, gets the same great attention to detail."

expenses. Here, too, we have the lowest in the industry at $173 million or 2.9% of our total sales. And thanks to the extremely talented hands and minds of 17,000 employees, today we have the technical capability and know-how to support the production of a full range of products in any given year:

Over 7 million tonnes of paper from 27 paper mills in Canada, the US, the UK and Asia.
More than 2 billion board feet of lumber from 22 sawmills in Québec and British Columbia.
We also supply the wood for over 3 million bed frames from one remanufacturing facility in Château-Richer, Québec.
450,000 tonnes of market pulp, including one of the highest-quality, lowest-cost mills in North America at Saint-Félicien, Québec.

Our 27.4% EBITDA margin continues to be North America's best, despite some of the worst overall market conditions in decades. Our return on equity remained ahead of just about every industry player at 9.1%.

Last year, we had three priorities: Rationalizing high-cost, excess newsprint capacity; reducing debt; and achieving the $250 million in synergies as a result of the Donohue acquisition.

In June 2001, we completed our 400,000 tonnes capacity rationalization program, shuttering one machine and converting another at Kenora, Ontario. And by year end, within two years of the Donohue acquisition and despite significant downtime, we exceeded our $250 million synergy target by reaching a run rate of $294 million.

Thanks to this fantastic teamwork and persistent focus on cost, our efforts have led to Abitibi-Consolidated's cost structure being well below the industry average. At the end of the day, whatever we can save in costs, shows up on the bottom line.

With most of our debt in US dollars, the exchange fluctuation made our pay-down target a moving one, as the Canadian dollar plummeted to near-record lows in 2001. At the end of the year, our long-term debt stood at about $6 billion, or US$3.8 billion, the currency in which most of our long-term debt is denominated. In US dollars, our debt increased by US$75 million due to the mid-year purchase of the additional Pan Asia shares and assumption of their debt. The increase, when converted back to Canadian dollars, is primarily the result of fluctuating exchange rates totaling $354 million.

When we make an investment, we make sure it is a winner and Pan Asia was an opportunity we could ill afford to pass up. The US$175 million to become a 50-50 partner in the largest and most modern newsprint producer in non-Japan Asia is a solid investment. In 2001, Pan Asia recorded earnings


The Dallas Morning News
Astros toss out Enron
Economy poised for comeback
Yates recounts wife's descent

Barry Peckham
Vice-President,
Administration
The Dallas Morning News

Dallas, Texas

"Abitibi-Consolidated is a great business partner for The Dallas Morning News. The sales and technical support we receive from the Abitibi team are second to none."

of US$74 million and sales of US$811 million in markets that are expected to experience the highest global growth rate over the next five years. That's good timing for consolidating 50% of their results.

It's no secret that 2002 is expected to be a tough year. That's why, beginning with our budgeting process in September 2001, we decided to clamp down even further on capital expenditures. *We will limit our capex to below $300 million this year*, or less than 50% of our expected depreciation levels, including any capital spent at Pan Asia. On average, our operations need a combined total of approximately $150 million in maintenance capital every year, so even in tough pricing environments we are still left with flexibility for strategic projects.

But none of this really matters without a solid customer base, whose preoccupation with quality and service makes newsprint more than a commodity. What truly differentiates our products is a special group of sales and production people offering a unique set of services and solutions, while building relationships with customers at every level.

Take Equal Offset™, our newest value-added grade and *the paper on which the first half of this report is printed.* On average, customers are saving up to 15% and using 50% less fibre (and therefore fewer trees) by making the switch from traditional freesheet. This is truly a great example of how best to serve the customer and benefit the shareholder at the same time. These value-added grades are expected to be a continued growth area for us over the coming years.

Commercial paper buyers have a broad spectrum of grades and brands to choose from in today's market. Last year, we felt it was time for us to simplify our product catalogue and build upon the brand recognition Abitibi has earned over the last 100 years. So, as you can see below, we created one family of ABI products, simplifying the ordering process and making it easier for customers to recognize the work of our papermakers.

To further assist our customers in nearly 100 countries, we've established a *Customer Service Information*, or CSI, website: a secure portal where our customers can track their paper orders from the mill and along the entire route, right to the printing plant, whether it be by truck, rail or ship. By the end of 2002, we expect about half of our sales volume to be enrolled.

Another major initiative on the technology side is our AbiServe project, making use of our high-tech platforms to integrate orders with production planning. Once implemented, our customers will be able to access historical account data, enter new orders, access invoices and collaborate with us on forecasting and pre-planning their next order.

ABILITE

› TELEPHONE BOOKS
› CATALOGUES
› SPECIALTY LIGHTWEIGHT PRINTING

ABISERT

› JACKET WRAP FOR INSERTS
› STAND-ALONE, DURABLE ADS
› SPECIAL PROMOTIONAL SECTIONS

ABIBOOK

› PAPERBACK BOOKS › TRADE BOOKS
› EDUCATIONAL WORKBOOKS
› COLOURING BOOKS


Le Réveil

André Rousseau
Production Manager
Le Réveil de Jonquière

Jonquière, Québec

"To produce our newspaper we depend on the latest equipment with a highly skilled and knowledgeable workforce to keep it running. But all that doesn't mean much if we don't have top-quality paper to start with. When you get right down to it, that's the basic ingredient."

Even while we are electronically tracking orders, accessing info and planning online, we still intend to continue putting sales, technical service and mill personnel in front of the customer. They remain a key ingredient and essential to building successful relationships.

We are continually sharing the decision-making process, giving people more responsibility for our success, and more control over their own careers.

Today, all of our salaried employees have part of their compensation tied to our EBITDA margin, return on capital employed, environmental performance, safety and other indicators known internally as Closely Watched Numbers.

This year, our 3 priorities are to maintain market leadership, focus on the fundamentals and pay down debt. To that end, every operating facility has been charged with the responsibility of reducing its usage costs (things such as fibre and power) and increasing its productivity in an effort to reduce mill cost per tonne by at least 1.5%. Plans have already all been submitted and, at the end of the year, we expect to have saved another $100 million.

This year will be a trying one for forest products, as evidenced by the continued weakness of the first quarter. The good news is that we're nearing the bottom of the cycle. By the time this report reaches you, we expect the economy will begin seeing signs of a revival and newsprint prices will be on the brink of turning the corner.

We feel Abitibi-Consolidated is now in a position to take full advantage of a market recovery and expect that your investment will grow in value as we continue to prove the quality of our management, our products and of our world-class assets.

(signed)
John W. Weaver
President and Chief Executive Officer
February 20, 2002

(signed)
Richard Drouin, O.C., Q.C.
Chairman of the Board
February 20, 2002



Tony Milikin
Vice-President,
Purchasing and Supply
Management
Sealy Inc.

Trinity, North Carolina

"The quality of the wood we purchase is critical to us and to our customers. This is what separates Sealy from our competition. Our reputation is riding on each and every mattress and bed frame that rolls off our assembly line. That's why we can't afford to take chances with our suppliers."



ENVIRONMENTAL REPORT 2001


Federal Recycling Program
Be Resourceful. Recycle!

Major Julie Miles
US Army
Reserve Center

Independence, Missouri

"We recycle because we care about our environment and want to preserve the world for our children. Our partnership with the Paper Retriever™ Program reinforces that commitment. Our children now recycle without being asked."

THE TRIPLE BOTTOM LINE


ECONOMIC
SOCIAL
ENVIRONMENTAL

Our Environmental, Health and Safety policy moves beyond compliance and takes a leadership role in specific areas. A five-year plan was laid out in our last Environmental Progress Report, and we've made significant strides ever since. As we continue to expand our activities in the health and safety, environment and forestry sectors, we develop a better understanding of how our objectives are interlinked. Thus the idea of a "triple bottom line", involving a merging of environmental, economic and social elements has taken shape and sustainability has become reality for us.

ON THE PATH TO SUSTAINABILITY

Abitibi-Consolidated's goal is to continue on our course as a socially, economically and environmentally responsible company, benefiting both our own interests and those of the communities in which we operate. From this perspective, environmental and social considerations become opportunities rather than risks. As a result, sustainability is now imbedded in our strategic plan and defines our environmental priorities translating into concrete and clearly visible actions.

Furthermore, we feel that our customers, through the use of our products, be it solid wood or paper, are part of our operations, since their reputation is more and more dependent upon ours. We are finding that our customers are just as concerned as we are about using resources wisely and forging solid community links. For example, the sustainability of our natural resources is an area of mutual interest. By being proactive, we are demonstrating that continuous improvement is a part of the equation of quality, price and service.


ECONOMIC
SOCIAL
ENVIRONMENTAL

This update is included in our Annual Report to reflect the fact that our environmental activities permeate our core values and engage all our employees. The stories demonstrate progress in several key areas including forest certification, health and safety, and our involvement with communities. Our environmental database, including greenhouse gas emissions, will be on our Web site (www.abicon.com) by fall 2002. Yet we still have work to do in other fields, such as finding alternate uses for the biosolids from our wastewater secondary treatment systems. The process is ongoing, and the commitment is there. After all, being preferred includes being sustainable.

64% of the area under our care has a certified FEMS

SUSTAINABLE FOREST MANAGEMENT AND CERTIFICATION

Sustainability is a critical success factor for our industry and for society as a whole. This is why we are committed to managing the resources under our care with an eye on the future. One of the tools we use to demonstrate our engagement in this regard is forest certification, an independent third party evaluation of our practices against recognized standards.

Abitibi-Consolidated is committed to developing and implementing Forest and Environmental Management Systems (FEMS) in all its woodlands operations and to having them certified ISO 14001 by the end of 2002. We have chosen ISO 14001 for its rigour. However, since this standard is not specifically tailored to sustainable forest management, we expanded our management systems to include the six sustainable forest management criteria defined by the Canadian Council of Forest Ministers (CCFM):

• Conservation of biological diversity	• Ecosystem condition and productivity
• Conservation of soil and water resources	• Multiple benefits of the forest for society
• Global ecological cycles of the forest's contribution to global processes	• Accepting society's responsibility in sustainable development

We are pleased to report that our forest certification initiative is progressing on schedule. As of December 31, 2001, over 11 million hectares of the forest entrusted to us had a FEMS certified under ISO 14001, with the systems associated with the remaining 7 million hectares under our care expected to be certified by the end of 2002.

Peter J. Johnson, Manager, Registration Development, Quality Management Institute	"Abitibi-Consolidated is an industry leader in their commitment to forest certification and independent third-party auditing. This is clearly demonstrated in the quality and depth of their certification initiative and in the positive impacts their certification actions are having on their employees, the communities they operate in, and most importantly on the forests they manage."


Progress of our FEMS Certification
Area (in millions of hectares)
ISO 14001 with CCFM criteria
ISO 14001
1.8
10%
6.5
3.3
54%
10.5
1
64%
18
100%
1999
2000
2001
2002 Objective

Our people are the ones really making the difference. Information sharing and appropriate training programs are key to FEMS implementation in our woodlands operations. They ensure our success in making the systems part of our operations, increasing their efficiency and allowing them to evolve as our needs and those of our customers change.

Recently, we've become more and more interested in adopting a certification standard which adheres specifically to values associated with sustainable forest management. We participated in the revision of the Canadian Standards Association (CSA) standard in 2001, and are involved in the development of a Forest Stewardship Council (FSC) Boreal Standard for Canada. These improved standards will contribute even more to constructive discussions between environmental, social, aboriginal and economic groups.

Forest certification is an evolving process, with credibility and market acceptance of the standards used being paramount. Having customers all over the world and more than 70 potential certification standards, we'll continue to promote the need for credible systems adapted to national and regional contexts and mutual recognition of the different standards.

We see great promise in forest certification because it strikes a balance between economic needs and conservation objectives. It also offers market-based, not regulatory, solutions for the long-term health and productivity of forests for timber production, wildlife habitat and water quality, while also providing social benefits such as lasting community employment.



CERTIFYING OUR MANUFACTURING OPERATIONS

Our commitment to environmental excellence is not limited to our forest operations but also includes our manufacturing operations. We have recently reaffirmed our commitment to implement our Environmental Management System (EMS) in all our operations by the end of 2002 and, we have expanded our commitment to ISO 14001 certification of our EMS to include all of our wholly-owned operations by the end of 2003. This will position us among the North American leaders in having an ISO certified EMS in place for all aspects of our integrated forest, lumber, pulp and paper making operations. We already have 10 manufacturing operations with an EMS certified under ISO 14001 with our Girardville sawmill being the first sawmill in Québec to obtain this third-party recognition. As well, three of the four Pan Asia mills have an ISO 14001 certified system in place: Jeonju (South Korea), Chongwon (South Korea) and Shanghai (China).

Manufacturing operations with our ISO certified EMS in place at the end of 2001

			
Amos Belgo Bridgewater	Clermont Kénogami Saint-Félicien	Chibougamau Girardville Saint-Prime	Manicouagan Power Company

GETTING INVOLVED WITH OUR COMMUNITIES

An aspect of our "triple bottom line" sustainable approach deals with our social role in the communities in which we operate and, indeed we place a high value on our involvement. That's why our mills sponsor local clubs, organizations or events, especially those that promote education and environmental awareness, and arrange mill tours for school children and the general public.

The Clermont mill participates in a "green school" project where children help plant trees in their schoolyard.
The Mackenzie mill provides annual scholarships to graduating high school students who pursue their education in targeted sectors.
The Saint-Félicien mill partners with local colleges to develop industry training programs.
The Belgo mill shares environmental best practices with industry colleagues on a regular basis through presentations, conferences and technical journals.
The Bridgewater mill supports a local organization involved in site restoration and clean-up by helping in various ways to pass on best practices in environmental management.



Longer-term projects are also undertaken by some mills. For instance, our Thorold mill has been partnering for the past 8 years with local government and community organizations to reclaim a 170-hectare clay bank on the Welland Canal formed during its construction some 40 years ago. This site was virtually devoid of vegetation until the mill leased it and started an intensive tree-planting and soil-conditioning program using biosolids produced from the mill's effluent treatment system. Rich in organic matter and essential nutrients, the biosolids have turned the hard-packed clay into productive soil supporting the growth of trees and other cover crops and grasses. In 2001, 75 students planted 2,600 trees, bringing the total to over 50,000 planted on the site, to the benefit of a now thriving ecosystem.

At our Alma division, following the final log drive on the Petite Décharge River in 1998, mill representatives got involved in a non-profit corporation set up to develop and reclaim this waterway based on local ecological, economic and social needs. In addition to offering technical and professional assistance, the Alma mill provides access to inventories and analytical results. Already, the river's shore behind the mill has been restored, including the construction of a 2.2-km bicycle path. Also, a model study of the river flows was completed and will be used by the non-profit corporation to develop a project to revitalize the section of the river that flows through the city of Alma to better address the needs of the population, attract tourism and upgrade infrastructures.



Our forest operations are also involved with local communities:

In Kenora, we contracted with Beaver Brae High School to plant 20,000 trees to raise money for field trips.
The Fort Frances Sportsmen's Club has been providing a valuable service to the division's woodlands operation since 1995: seeding exposed soils along newly constructed access roads. This annual event helps fund its Junior Conservation program and provides important environmental benefits, such as reducing erosion and improving wildlife habitat. It also eliminates roadside brushing requirements and improves overall road safety and aesthetics.
In Mauricie, our collaboration with the Attikamekw community has resulted in the planting of nearly 500,000 trees and the harvesting and transport of 45,000 m^3 in public forests, helping to create employment in the Attikamekw community.
In Lac-Saint-Jean, with the council of Montagnais, we undertook an "inhabited forest" project and awarded an annual pre-commercial thinning contract creating 40 seasonal jobs.
In Lac-Saint-Jean, we have developed a partnership with the Opitciwan sawmill, which conducts its own forest operations through a limited forestry partnership. Reforestation and pre-commercial thinning contracts are awarded to the Société en commandite Services forestiers Opitciwan.

All of these concerted efforts are aimed at fostering sustainable development in ways that meet the community's expectations.

MAKING HEADLINES WITH YESTERDAY'S NEWS

Chances are your daily newspaper is made from newsprint produced by Abitibi-Consolidated. After all, one in three newspapers are, and 35% of those contain recycled paper supplied by our recycling operations. This clearly illustrates our commitment to being The Full-Circle Recycler™, a commitment which has made us a world leader in newspaper and magazine recycling. In 2001, together with Pan Asia, we collected more than 4 million tonnes of recovered fiber, effectively diverting over 13.2 million cubic yards of material from landfills.

A great deal of this recycled material is generated by municipal curbside services and by our 5,000 drop-off initiatives in the UK, as well as our 6,000 Paper Retriever™ sites in North America (www.PaperRetriever.com). This program places highly visible bins in participating cities to encourage community involvement in the paper recovery process. It also features local events and partnerships to further raise environmental awareness. Organizations benefit directly by being paid for the recyclable paper they collect. Last year alone, over US$2.1 million was raised for school and community enhancements, scholarships, and other projects.

Part of what's recovered from our Paper Retriever™ Program is recycled at our Sheldon mill which was named as a 2001 finalist for Texas' Environmental Excellence Award. The nomination was based on recent elimination of the kraft, groundwood and thermomechanical pulp mills, as well as the expansion of the deinking plant leading to a shift to 100%-recycled content, which in turn resulted in a significant reduction in air emissions as well as a reduction in water and energy consumption. In 2002, the mill plans to recycle more than 400,000 tonnes of old newspapers and magazines.

"Thirty years ago, the Chronicle took on a project that was virtually unknown at the time – recycling. Today, that commitment continues due to our strong partnership with Abitibi-Consolidated Recycling. The Houston Chronicle is proud of its seven-year relationship with Abitibi-Consolidated and the environmental excellence and recycling services it provides to our company and community."

Jack Sweeney, *Publisher and President, The Houston Chronicle*



19% improvement in 2001

CLOSELY WATCHED PERFORMANCE

As in previous years, we continue to be successful in reducing the number of environmental incidents across the Company. In order to measure our success, we track a Closely Watched Number (CWN) which is defined as the sum of certain spills and incidents where regulated parameters are exceeded. Since 2000, our monitoring includes not only pulp and paper mills and hydro operations but sawmills and forest operations as well. This year's objective was to improve our 2000 performance by 10%, that is to reduce the total number of incidents across the Company to less than 73. In 2001, the CWN total was 62 environmental incidents. This represents a 19% improvement over our 2000 result, well above our 2001 objective. These incidents include 36 limit exceedances and 21 spills in mills, 2 spills in sawmills, and 3 spills in forest operations. Furthermore, 37 operations went the entire year without a single incident. The following chart shows the frequency of incidents in pulp and paper mills and hydro operations since 1997 and illustrates our improved performance despite the increase in the number of sites following the acquisition of Donohue in 2000.

Average annual frequency of environmental incidents in pulp and paper mills and hydro divisions, as defined by our Closely Watched Number



12.1
5.1
2.7
2.6
2.2
1997
18 sites
1998
18 sites
1999
19 sites
2000
27 sites
2001
26 sites

8% improvement in 2001

OCCUPATIONAL HEALTH AND SAFETY

In 2001, we made significant strides towards improving health and safety in the workplace. Most notably, the Environment, Health and Safety Committee of our Board of Directors adopted a new results-based plan focused on protecting workers' physical integrity, making it a management responsibility.

Here's a look at how we performed in 2001, on total frequency of accidents.

Total annual Frequency of accidents



6.8
6.2
4.9
4.5
4.2
3.86
1996
1997
1998
1999
2000
2001

Our objective in 2001 was to improve on 2000 performance by 10%, or reduce the total frequency of accidents to less than 3.8. Total frequency of accidents dropped to 3.86, representing a 8% improvement over our 2000 result. Five divisions completed the year without a single accident involving lost time or requiring limited duty work assignment: Grand Falls Paper Mill (Newfoundland), Champneuf Woodlands (Abitibi, Québec), Flocon de neige Woodlands (Saguenay, Québec), Mackenzie Woodlands (British Columbia) and Saint-Thomas Woodlands (Lac-Saint-Jean, Québec). In addition, three sectors earned special honours for their outstanding performance: Grand Falls (Best Pulp and Paper Mill), Champneuf (Best Sawmill/Woodlands) and Mackenzie Woodlands (Most Improved Performance).

Sadly, the year also brought a few major accidents, of which 2 contractors working on our premises were fatally injured. This only strengthens our resolve to continually improve workplace safety for everyone.

Going forward, we have set an annual improvement objective of 10% in all sectors of activity, and each division must submit an annual health and safety action plan.






Opitciwan
Chibougamau
Senneterre
Comtois
Champneuf
Amos
La Doré
Saint-Thomas
Saint-Félicien
Girardville/Normandin
La Tuque
CFL
Saint-Fulgence
Port-Alfred
Saint-Prime
Outardes
Baie-Comeau
Manicouagan
Grand Falls
Stephenville
Star Lake
Petit-Saguenay
Petit-Paris
Saguenay
Gestofor
Clermont
Saint-Hilarion
Beaupré
Hydro Saguenay
Château-Richer
Laurentide
Belgo
Kénogami
Alma
Roberval
Mackenzie
Fort William
Kenora
Iroquois Falls
Fort Frances
Toronto
Thorold
Kansas City
Chicago
St-Louis
Tulsa
Snowflake
Chandler
Dallas
Lufkin
Augusta Newsprint
Sheldon
Alabama River
Houston
San Antonio
Bridgewater, UK
Cheshire, UK
Chongwon, South Korea*
Jeonju, South Korea*
Shanghai, China*
Singburi, Thailand*
Newsprint
Value-Added Papers
Sawmill
Remanufacturing Mill
Hydroelectric Power
Recycling Centre
Market Pulp
Cogeneration
* Pan Asia Paper Company
ABITIBI CONSOLIDATED
2001

AT-A-GLANCE PULP AND PAPER MILL INFORMATION

As at December 31, 2001
(Capacity in thousands of tonnes)

	Paper Machines	Newsprint	SC Papers	Alternative & Equal Offset™ & Hi-Brite	Directory Paper	Specialty, Bulky News and Other	Market Pulp	Total Value-Added Papers & Pulp	Total Mill Capacity
Canada									
Alma (QUÉBEC)	3	170			134			134	304
Amos (QUÉBEC)	1	201							201
Baie-Comeau (QUÉBEC)	4	576							576
Beaupré (QUÉBEC)	2			214				214	214
Belgo (QUÉBEC)	4	308				71		71	379
Clermont (QUÉBEC)	2	345				10		10	355
Fort Frances (ONTARIO)	3		71	208			99	378	378
Fort William (ONTARIO)	1			138		12		150	150
Grand Falls (NEWFOUNDLAND)	2	207				6		6	213
Iroquois Falls (ONTARIO)	2	246				46		46	292
Kénogami (QUÉBEC)	2		185					185	185
Kenora (ONTARIO)	2	155		72		20		92	247
Laurentide (QUÉBEC)	2		348					348	348
Mackenzie (BRITISH COLUMBIA)	1	185							185
Port-Alfred (QUÉBEC)	4	367				29		29	396
Stephenville (NEWFOUNDLAND)	1	193							193
Saint-Félicien (QUÉBEC)							351	351	351
Thorold (ONTARIO)	2	415							415
		3,368	604	632	134	194	450	2,014	5,382
United States									
Alabama River (ALABAMA)(1)	1	130							130
Augusta (GEORGIA)(1)	2	219							219
Lufkin (TEXAS)	2	142	229			10		239	381
Sheldon (TEXAS)	3	472							472
Snowflake (ARIZONA)	2	335							335
		1,298	229	–	–	10	–	239	1,537
International									
Bridgewater (UNITED KINGDOM)	3	289							289
Pan Asia (SOUTH KOREA, CHINA, THAILAND)(1)	9	615			86			86	701
		904	–	–	86	–	–	86	990
		5,570	**833**	**632**	**220**	**204**	**450**	**2,339**	**7,909**

(1) Capacity figures shown reflect our proportionate share ownership.

AT-A-GLANCE SAWMILL INFORMATION

As at December 31, 2001

	Sawmills	Share of Production Ownership	Capacity (MBf)
Québec			
Abitibi Region	3	100%	328
Lac-Saint-Jean Region	6	100%	690
	1	50%	40
	1	45%	14
Mauricie Region	1	100%	123
	1	82%	60
	1	20%	9
North-Shore Region	2	100%	327
Saguenay-Charlevoix Region	3	100%	195
	1	50%	22
British Columbia			
Mackenzie Region	2	100%	342
Total – Sawmills	**22**		**2,150**
Remanufacturing Mills			
Lac-Saint-Jean Region	1	100%	52
	1	20%	17
Saguenay-Charlevoix Region	1	100%	61
Total – Remanufacturing	**3**		**130**

AT-A-GLANCE HYDRO INFORMATION

As at December 31, 2001

A key asset to our strategy of remaining a low-cost paper producer is our hydroelectric generating facilities. At the end of 2001, Abitibi-Consolidated was operating seven power plants with total installed capacity of 669 MW. The Company's share of this output was 532 MW. During the year, these assets enabled us to reduce electricity purchases by 2,842,975 MWh and implicitly reduce the cost of products sold by $88 million. We're well aware of the advantages such assets offer. That's why we're studying projects aimed at increasing our self-sufficiency.

	Manicouagan Power Company (Baie-Comeau)	Star Lake Hydro Partnership (Grand Falls)	Grand Falls	Fort Frances	Kenora	Iroquois Falls	Hydro Saguenay (Alma and Kénogami)	TOTAL
% Ownership	60	51	100	100	100	100	100	
Capacity (MW)	326	15	61	27	15	80	145	669
Share of capacity (MW)	196	8	61	27	15	80	145	532
Generation (MWh)	2,867,519	132,535	504,168	170,253	77,454	482,565	967,438	5,201,932
Share of generation (MWh)	1,720,511	67,593	504,168	170,253	77,454	482,565	967,438	3,989,982
Share of generation received (MWh)	573,504	67,593	504,168	170,253	77,454	482,565	967,438	2,842,975
Average power price market reference (CA$/MWh)								39
Average generation cash cost (CA$/MWh)								8
Impact on EBITDA (in millions of CA$)								88

On April 18, 2000, Abitibi-Consolidated Inc. (Abitibi-Consolidated) acquired approximately 95% of the outstanding shares of Donohue Inc. (Donohue) and of all the remaining shares in June 2000. This acquisition was paid for with cash of $12 and 1.846 shares of Abitibi-Consolidated for each Donohue share. Following the transaction, former Donohue shareholders held, as a group, more than 56% of all outstanding shares of Abitibi-Consolidated and accordingly, the transaction was accounted for using the purchase accounting method and constituted a reverse take over where Donohue was considered the acquirer. All financial data prior to April 18, 2000 represents the results of Donohue only and the results of Abitibi-Consolidated operations and assets are included in the financial statements only from that date. However, pro forma information included in the following discussion and analysis assumes that the Donohue acquisition took place at the beginning of 2000, and consequently, includes results of operations and assets of both former companies for twelve months in 2000.

DEFINITION OF TERMS

In this document, references to "the Company" mean Abitibi-Consolidated Inc., its subsidiaries and its interests in joint ventures and other entities. A glossary of significant terms is included on page 86 of this annual report.

OVERVIEW AND HIGHLIGHTS OF 2001

Abitibi-Consolidated is a global leader in newsprint, uncoated groundwood (value-added groundwood) papers and lumber with ownership interests in 27 paper mills in Canada, the United States, the United Kingdom and Asia, in 22 sawmills, 3 remanufacturing facilities and a market pulp mill in Canada and 10 recycling centres in Canada, the United States and the United Kingdom. The Company employs approximately 17,000 people and supplies products in nearly 100 countries.

Abitibi-Consolidated is one of the lowest-cost producers in North America and Asia annually marketing approximately 6 million tonnes of newsprint, nearly 2 million tonnes of value-added groundwood papers, approximately 450,000 tonnes of high-quality chemical pulp and 2.2 billion board feet of lumber.

$289 Million in Net Earnings

Abitibi-Consolidated realized net earnings of $289 million on net sales of $6 billion in 2001 compared to net earnings of $367 million on net sales of $5.7 billion in 2000.

Earnings per share amounted to $0.66 in 2001 based on an average of 440 million shares outstanding. Earnings per share were $0.96 in 2000 based on an average of 384 million shares outstanding.

The Company's increase in net sales is mainly attributable to the acquisition of Donohue on April 18, 2000, whereby based on the reverse take over method of accounting, operating results of former Abitibi-Consolidated are included for only eight and a half months in 2000 compared with twelve in 2001.

The reduction in net earnings resulted mainly from higher depreciation and amortization and financial expenses in 2001 when compared to 2000. The increase in depreciation and amortization cost is due to the Donohue acquisition and write down of $33 million, mainly due to the closure of its Sheldon, Texas thermomechanical pulp mill. The increase in financial expenses is attributable to the additional debt contracted to finance the acquisition of Donohue on April 18, 2000. Following the acquisition of Donohue, the Company established a synergy program aimed at reducing manufacturing, sales, general and administrative expenses, transportation and other costs. As at December 31, 2001 the Company reported that it had achieved annualized cost savings through the synergy program amounting to $294 million. However, these synergy cost reductions were offset by significant increases in fibre and energy costs, market downtime the Company had to take to balance its production and inventory with its order book and the impact of a strong US dollar compared to the Canadian currency when manufacturing costs of the US mills are translated into Canadian dollars.

Increased Ownership in Pan Asia Paper Company

On August 16, 2001, the Company announced it had concluded, jointly with Norske Skog of Norway, the acquisition of the one-third share of Pan Asia Paper Company (Pan Asia) owned by Hansol Paper Co. Pte Ltd. (Hansol) of South Korea, for a total of US$350 million. Abitibi-Consolidated's disbursement totalling US$175 million was financed through existing bank loan facilities and consequently increased its stake in the joint venture from 33.33% to 50%.

Price Movements

The Company implemented two price increases, each of US$50 per tonne, for newsprint in North America in 2000: one on April 1 and another on September 1. In 2001, an additional increase of US$50 per tonne was announced for March 1. This last increase was totally withdrawn by the end of the second quarter and prices continued to decline further in the second half of 2001 to end the year at approximately US$10 per tonne lower than the January 1, 2000 price levels. Newsprint prices in international markets, with the exception of European countries, have followed the same trend during the year.

Prices for certain grades of value-added groundwood papers followed a trend similar to newsprint with price declines taking place in the latter part of 2001. Northern Bleached Softwood Kraft (NBSK) pulp prices in the United States decreased by US$230 per tonne during the first eight months of 2001 before stabilizing in the last months of the year, after a US$20 per tonne price increase was announced by major producers.

Integration of Donohue and Synergy Achievements

In 2000, immediately following the acquisition of Donohue, the entire organization underwent an extensive review. A new senior management team was selected from the best of the former companies and put in place in May 2000.

The Company set a target of $250 million in synergy cost savings to be achieved through the combination of the two companies. The annualized run rate attained during the fourth quarter of 2001 was $294 million in cost savings including the rationalization program of approximately 400,000 tonnes of high-cost newsprint capacity. This achievement significantly exceeded management's original target, even though the program was negatively affected by significant market conditions and downtime taken at almost all newsprint mills.

High-cost Newsprint Capacity Rationalization Program

As part of the synergy program, Abitibi-Consolidated announced its intention to permanently remove approximately 400,000 tonnes of high-cost newsprint capacity. As a result, in December 2000, the Company permanently shut down its 130,000 tonne West Tacoma newsprint mill, located in Steilacoom, Washington, and a value-added groundwood paper machine with an annual capacity of 45,000 tonnes at the Kénogami, Québec mill. The value-added groundwood paper grades, once produced on this machine, are now manufactured at other mills instead of newsprint. To complete the program, on June 15, 2001, the Company also permanently shut down one machine and converted another newsprint machine to value-added groundwood grades at its Kenora, Ontario mill eliminating 180,000 tonnes of capacity.

In addition, and as part of the Texas modernization program, Abitibi-Consolidated shut down three paper machines at Lufkin: the first paper machine on November 1, 2000, the second on March 4, 2001 and the third machine was shut down on August 13, 2001 to complete the program. On a net basis, the modernization program in Texas removed 110,000 tonnes of annual newsprint capacity.

Dividends

Dividends paid in 2001 amounted to $176 million compared to $1,726 million in 2000 including the cash portion of the purchase price for the Donohue shares of $1,622 million and $15 million paid to the former Donohue shareholders in the first quarter of 2000. The Board of Directors declared regular dividends of $0.10 per share, or $44 million, in each quarter since the Donohue acquisition.

Selected Information

A comparison of the Company's results for the year 2001 with 2000 shows significant changes in all areas. Certain indicators of pro forma financial results are provided to assist the reader in understanding these statements. Pro forma results assume that the Donohue acquisition and related debt issue took place at the beginning of 2000.

(in millions of dollars, except per share amounts)	2001 Actual	2000 Pro forma
	$	$
Net sales	6,032	6,803
Operating profit	984	1,109
Interest expense	472	494
Net earnings	289	350
Earnings per share	0.66	0.80

In 2001, net sales decreased to $6 billion compared to pro forma net sales of $6.8 billion in the previous year. Operating profit was $984 million or 16.3% of net sales in 2001 compared to pro forma operating profit of $1,109 million or 16.3% of pro forma net sales in 2000.

Summary of Results from Operations

Net sales reached $6 billion in 2001 compared to $5.7 billion in 2000. Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to $1,651 million or 27.4% of net sales, compared to $1,515 million, or 26.7% of net sales, in 2000.

Operating profit		
(in millions of dollars)	2001	2000
	$	$
Newsprint	613	618
Value-added groundwood papers and market pulp	359	384
Lumber	12	2
Total	984	1,004

Interest on long-term debt totalled $472 million in 2001 compared to $379 million in 2000. The increase is primarily due to recording interest on long-term debt assumed as a result of the acquisition of Donohue for the full year versus eight months and a half in 2000.

Other expenses in 2001, includes a gain of $10 million due to a disposal of short-term investment. In December 2000, the Company sold its Chandler, Québec, newsprint mill and realized a gain of $29 million. As part of the sale, the purchaser agreed not to produce paper which compete with the Company's core grades.

Other expenses incurred during 2000 include the write-off of the deferred financing fees related to the repayment of the bridge loan used for the acquisition of Donohue and of the former bank loan agreements. Those credit facilities were replaced by US$1.4 billion of long-term debt issued in the US and by bank credit facilities of $1.5 billion. Premiums were also paid for the early repayment of other long-term borrowings.

Income tax expenses during the year amounted to $143 million or 29% of earnings before taxes and goodwill amortization, compared to $191 million for an effective rate of 32% in 2000. The effective tax rate in 2001 was lower due to the recovery from a reduction in statutory tax rates.

Distribution of newsprint sales:


2001

- United States 55%
- Europe 16%
- Canada 9%
- Latin America 8%
- Other Countries 12%


2000

- United States 59%
- Europe 14%
- Canada 8%
- Latin America 7%
- Other Countries 12%

Newsprint

Net sales of newsprint were $3,519 million in 2001, compared to $3,438 million in 2000. Operating profit for the same periods was $613 million, or 17.4% of net sales, and $618 million, or 18% of net sales, respectively. The increase in net sales mainly comes from higher average price year over year and weaker Canadian dollar compared with the US currency partly offset by lower sales volume.

The average mill net for newsprint rose to $790 per tonne in 2001, an increase of 7% over the previous year. The Company's shipments totaled 4,456,000 tonnes compared to 4,667,000 tonnes sold in 2000. The decrease in volume resulted mainly from market related downtime taken at almost all the Company's newsprint mills and permanent shut-down of high costs machines or mill, which occurred at the end of 2000 and during 2001.

North American newsprint demand decreased by 10.9% in 2001 compared to 2000 as a result of a decline in advertising linage, editorial pages and newspaper circulation. The average North American operating rate was 90% compared with 97% in 2000. According to Pulp & Paper Products Council (PPPC), North American imports declined by 12.2%, while overseas exports also declined by 12%, as the decrease in demand was felt across the globe.

These weak conditions forced industry prices to decline by approximately US$100 per tonne, or 17%, in North America through the course of 2001.

Prices in Europe during the 2001 contract year increased approximately 17% when compared with 2000 due in part to weakening European currencies compared to the US dollar.

Prices in other parts of the world, where consumption was also under pressure, followed approximately the same trend as North American prices.

Management currently expects demand in North America to remain low until the second part of 2002 when a recovery is expected for both North American and International markets. Production capacity in North America is expected to decrease due to machine closures and conversions to higher value grades. The Company believes that scheduled capacity additions in other parts of the world should not have a significant impact on the market in 2002.

The Company expects prices in North America to remain under pressure in early 2002, with supply and demand being more balanced in the second half, which coupled with relatively low inventory levels by historical standards, should result in better pricing for newsprint producers once demand improves.

The Company's newsprint manufacturing costs rose by 4% in 2001 compared to the average manufacturing costs in 2000. Market downtime, increases in fibre and energy costs and the translation, into Canadian dollars, of the US mill's manufacturing costs negatively impacted costs by about 8%. However, the Company's synergy program reduced manufacturing costs by approximately 4% compared to the average costs of 2000, a year which already included some synergy advantages.

Value-Added Groundwood Papers and Market Pulp

Net sales of value-added groundwood papers and market pulp were $1,921 million in 2001, compared to $1,601 million in 2000. Operating profit for the same periods was $359 million, or 18.7% of net sales, and $384 million, or 24% of net sales, respectively. The increase in net sales is attributable to additional sales volume mainly due to the Donohue acquisition and the start-up of the Lufkin machine. This additional volume was partly offset by the reduction in pulp transaction prices.

The average mill net for value-added groundwood papers rose to $984 per tonne in 2001, an increase of 5% over the previous year, due mainly to an increase in transaction prices and the impact of a weakening Canadian dollar compared with the US currency. The Company's shipments of value-added groundwood papers totalled 1,676,000 tonnes in 2001, compared to 1,331,000 tonnes in 2000. Shipments from former Abitibi-Consolidated mills had been accounted for only as of April 18, 2000 explaining the major part of the increase.

The average mill net for market pulp decreased by 18% to $722 per tonne in 2001. Sales volumes amounted to 376,000 tonnes in 2001, down from 408,000 tonnes in 2000. Temporary shutdowns related to market conditions explain most of the volume reduction. This was partially offset by the inclusion of the shipments from the Fort Frances, Ontario mill for the full year in 2001, against only from April 18 in 2000.

The Company's manufacturing costs for value-added groundwood papers rose by 4.8% in 2001 compared with the previous year. Start-up of the Lufkin machine, higher costs of fibre and energy, and market downtime have had a significant negative impact on overall costs. On the other hand, achieved synergy cost savings and productivity gains have partly offset these cost increases.

Shipments of value-added groundwood papers

(in thousands of tonnes)	2001 Actual	2000 Pro forma
SC, Soft-Nip papers	667	681
Alternative and Equal Offset™ & Hi-Brite papers	648	705
Directory papers	150	220
Specialty papers	211	204
Total	1,676	1,810

ABIcal™ Grades (Supercalendered (SC) and Soft-Nip)

Demand for SC and Soft-Nip papers declined by approximately 2.9% in 2001 according to the PPPC. This market segment was affected by general economic conditions and reduced retail print advertising. Prices for SCA/SCB remained stable for the first half of the year and declined gradually by approximately US$120 per tonne in the second half. Declining price trends throughout the year followed those of other benchmark grades, notably LWC and newsprint.

The Company believes that demand will improve over the second half of 2002 resulting from the anticipated recovery in general economic conditions. The recovery should lead to an increase in advertising, which in turn should result into higher magazine page counts, additional distribution of inserts and mailers, and increased numbers of catalogues mailed. Nonetheless, 2002 will be challenging given new SC capacity coming on-line in North America.

Distribution of value-added groundwood papers and market pulp sales:



2001

- United States 76%
- Canada 13%
- Europe 6%
- Other Countries 5%



2000

- United States 75%
- Canada 12%
- Europe 6%
- Other Countries 7%

Alternative Offset™, Equal Offset™ and ABIbrite™ Grades

Sales of *Alternative Offset™* and *Equal Offset™* increased by 62,000 tonnes or 32%. Sales of *Alternative Offset™* increased by 15,000 tonnes over 2000, and, in its first full year of production, *Equal Offset™* increased by 47,000 tonnes. Demand for *ABIbrite™* grades was negatively impacted by the economy as well as by substitution to other paper grades. Industry pricing for all grades declined during the year, due to weak economic conditions and soft pricing in benchmark grades, such as uncoated freesheet and newsprint.

The Company believes that demand for *Alternative Offset™* and *Equal Offset™* will continue to increase, as more progress is made towards successfully replacing uncoated freesheet in select applications. In 2002, *ABIbrite™* grades will be influenced by the potential economic recovery as well as pricing for the benchmark newsprint grades.

ABIlite™ Grades (Directory)

Demand for directory paper declined in 2001, by approximately 7.5%, due to weaker economic conditions. Shipments of directory paper from Abitibi-Consolidated, however, remained stable compared to 2000. Pricing remained relatively stable with some downward pressure due to pricing in the overall paper markets. The 2002 outlook is positive, and still remains relatively unaffected by inroads from electronic media. The Company expects the market for directory to remain stable in 2002.

Market Pulp

The market for NBSK pulp fell back to its 1998-1999 levels with North American and Scandinavian (NORSCAN) operating rate finishing the year at 85% compared to 95% in 2000. Consequently, list prices fell from the US$700 per tonne level at the beginning of the year down to approximately US$500 per tonne in December 2001. Despite weak market conditions still prevailing in the latter part of 2001, year end NORSCAN inventories at 1.7 million tonnes were 3% lower than at the end of 2000. The market is expected to remain under pressure in the first half of 2002 and to recover, along with the rest of the economy, in the second half of the year with no major change in production capacity expected.

Change in Capacity

On May 9, 2001, the Company sold its Wayagamack mill in Trois-Rivières, Québec. The mill had an annual production capacity of 185,000 tonnes of value-added groundwood papers.

In August 2001, Abitibi-Consolidated started up a new paper machine in Lufkin, Texas. The machine will have an annual production capacity of 260,000 tonnes of SC papers once it reaches its normal production level. The start-up curve is ahead of the original schedule. The machine is already producing *ABIbrite™* (Mando) and *ABIcal™* (SNC) grades for customers.

Lumber

On April 2, 2001, certain US industry and trade groups filed petitions with the US Department of Commerce (USDOC) and the US International Trade Commission (USITC) for the imposition of anti-dumping and countervailing duties on Softwood Lumber imported from Canada.

In response to the petitions, the USITC instituted a preliminary injury investigation and the USDOC instituted anti-dumping and countervailing duty investigations. On May 16, 2001, the USITC determined that there is reasonable indication that an industry in the United States is threatened with material injury by reason of imports from Canada of softwood lumber, that are alleged to be subsidized and sold in the United States at less than fair value. On August 9, 2001, the USDOC issued its preliminary affirmative determination that countervailable subsidies are being provided to producers and exporters of certain softwood lumber products from Canada and the USDOC imposed a preliminary duty rate of 19.31% to be posted by cash deposits or bonds on the net sales amount of softwood lumber to the US on or after August 17, 2001. The USDOC also determined that there was a reasonable basis to believe that the conditions of Critical Circumstances were met.

On October 31, 2001, the USDOC issued its preliminary affirmative determination in its anti-dumping case that the Company is selling softwood lumber products in the US below cost or below prices received in Canada and the USDOC imposed a preliminary duty rate of 13.64% to be posted by cash deposits or bonds on the net amount of softwood lumber to the United States. The USDOC also determined that there was no reasonable basis to believe that the conditions of Critical Circumstances were met.

The Company and the other Respondents, including other companies, the Canadian Federal and provincial governments, are participating in the filing of responses to the preliminary countervailing determination of the USITC and USDOC. The Respondents do not agree with the preliminary countervailing determination made by the USITC and USDOC. In accordance with US law and the preliminary determination by the USDOC, the Company has posted bonds to secure the duty assessed in respect of the Company's net sales to the US of softwood lumber from August 17, 2001 to December 15, 2001 in the case of countervailing duty and from November 6, 2001 to December 31, 2001 on the anti-dumping case.

The final amount and effective date (which under Critical Circumstances could be retroactive to May 19, 2001) of countervailing duties, if any, that may be assessed on imports of softwood lumber from Canadian exporters, including the Company, cannot be determined at this time and will depend on factual and legal determinations yet to be made by the USDOC and USITC and any reviewing courts, NAFTA panels or WTO panels to which those determinations may be appealed.

For accounting purposes, the Company has provisioned a pre-tax amount of $13 million in its financial statements for the period from August 17, 2001 to December 15, 2001 representing the preliminary countervailing duty rate determined by the USDOC of 19.31%. The Company has not provisioned any amount for the period from May 19, 2001 to August 16, 2001, as management believes that the likelihood of Critical Circumstances is not determinable at this time. Also, the Company has provisioned a pre-tax amount of $5 million in its financial statements for the period from November 6, 2001 to December 31, 2001 representing the preliminary anti-dumping rate determined by the USDOC of 13.64%. Any adjustments to the financial statements resulting from a change in the final countervailing duty or anti-dumping rate or Critical Circumstances rate on countervailing duty will be reflected into the financial statements prospectively.

Notwithstanding the preliminary rate established in the investigations, the final liability for the assessment of countervailing duties will not be determined until the administrative review process is complete.

Distribution of lumber sales:


2001

- United States 51%
- Canada 49%


2000

- United States 65%
- Canada 34%
- Other Countries 1%

Net sales of lumber declined to $592 million in 2001, compared to $638 million in 2000. Operating profit for the periods were $12 million and $2 million respectively. The reduction in net sales comes from lower sales volume due to market conditions.

The average mill net for lumber decreased to $347 per thousand board feet in 2001, compared to $349 per thousand board feet in 2000. The Company's shipments totalled 1,704 million board feet in 2001, compared to 1,828 million board feet in 2000.

Lumber prices were higher in 2001 than the previous year, however net sales remained relatively flat due mainly to countervailing duties and anti-dumping provisions taken during the year. Lumber prices increased mainly in the second half of the year, partly from the impact of countervailing duties and anti-dumping charges for lumber shipped to the US, combined with slightly higher US housing starts and production curtailments. Demand in Canada continued to be strong as well, with housing starts remaining healthy. Overseas markets remained difficult throughout the year, particularly in Japan, where the lumber market does not appear to be recovering.

The Company believes that low US interest rates will help support housing starts in the first half of 2002 and the anticipated general economic recovery should drive housing starts and prices up in the latter part of the year.

Abitibi-Consolidated's lumber manufacturing costs declined 4% compared to 2000, mainly due to higher wood chips revenue, which is accounted for as a reduction in manufacturing costs.

Business Acquisition

On August 16, 2001, the Company announced it had concluded, jointly with Norske Skog of Norway, the acquisition of the one-third share of Pan Asia owned by Hansol, for a total of US$350 million. The Company's disbursement totalling US$175 million was financed through existing bank loan facilities and consequently increased its stake in the joint venture from 33.33% to 50%.

On September 4, Abitibi-Consolidated acquired Valley Recycling Works located in Chandler, Arizona for a total of US$15 million. This recycling facility is very well positioned to supply the Company's recycled paper mills in the US Southwest.

Capital Expenditures

The Company spent a total of $468 million in capital expenditures in 2001 compared to $528 million in 2000. Combined capital expenditures of Donohue and Abitibi-Consolidated were $610 million in 2000. Construction payables included in capital expenditures decreased by $34 million in 2001 compared with an increase of $57 million in 2000 mainly due to a reduction of capital projects and the completion of the Lufkin project. Major projects included a new thermo-mechanical pulp (TMP) plant in Kénogami ($3 million in 2001 and $71 million in 2000), and the Sheldon and Lufkin, Texas, modernization programs ($182 million in 2001 and $258 million in 2000). In January 2001, the Company started up the new pulp mill in Kénogami and in August 2001, it completed the Texas modernization program with the start-up of an SC paper machine at Lufkin, Texas.

The Company intends to limit its capital expenditure program in 2002 to less than $300 million including its share of the Pan Asia joint venture.

Financial Position and Liquidity

Cash generated from operations totalled $1,037 million, or $2.36 per share in 2001, compared to $1,192 million or $3.11 per share, in 2000. The reduction in cash generated by operating activities was due mainly to the increase of $50 million in operating working capital in 2001 compared to a reduction of $179 million in 2000.

On December 11, 2001 the Company issued US$300 million of notes bearing 6.95% interest maturing in 2006. The net proceeds of the issue were used to repay bank indebtedness. During the year, the Company also renewed its 364-day revolving facilities. At December 31, 2001 the available portion of the revolving facility was $715 million.

Long-term debt, including the current portion, amounted to $6,058 million as at December 31, 2001 representing a ratio of net debt to capitalization equal to 0.637 compared to $5,592 million for a ratio of 0.634 at December 31, 2000. The increase in long term debt is mainly due to the negative impact of the weakening Canadian dollar on US dollar denominated debt for $354 million and the increase of the Company's interest in Pan Asia for $386 million, partly offset by debt reduction of about $300 million.

The Company intends to continue to maintain a disciplined capital expenditure program and to apply free cash flows towards the reduction of debt.

Other Significant Events

Since December 17, 2001, an agent appointed by the Canadian Competition Bureau has been responsible for the sale of the Port-Alfred, Québec newsprint mill, in accordance with the agreement between the Company and the Bureau. While certain disagreements between the Company and the Bureau as to the interpretation of the agreement are currently before the Courts, the Company remains committed to the sale of the Port-Alfred mill in compliance with its obligations under the agreement.

On September 19, the Company entered into a partnership agreement with Fortis Inc. that is expected to increase its hydroelectric production capacity in Newfoundland. Additional energy produced will be sold to Newfoundland and Labrador Hydro. Abitibi-Consolidated holds a 49% interest in the partnership.

2000 Compared to 1999

The Company posted net earnings of $367 million in 2000, or $0.96 per diluted common share, compared to $216 million in 1999, or $0.86 per diluted common share. The improvement to net earnings resulted mainly from price increases for newsprint, value-added papers and pulp in 2000 when compared to 1999. Lumber prices however were significantly lower than the previous year. The Company reduced its costs through a synergy program put in place following the acquisition of Donohue. However, these synergy cost reductions were more than offset by significant increases in fibre and energy costs, which represented a major portion of pulp and paper manufacturing costs.

Net sales totalled $5,677 million in 2000 compared to $2,484 million in 1999. In addition to price variances mentioned in the preceding paragraph, the sales volume increase from 1999 to 2000 was mainly due to the Donohue acquisition.

RISKS AND UNCERTAINTIES

Prices

Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. A slowdown in the North American and Asian economy in 2001 drove advertising spending down and decreased paper consumption.

Paper prices are also tied to variances in production capacity. The Company believes that worldwide capacity increases are at historically low levels.

The Company expects an improvement in the general market environment for newsprint and value-added groundwood papers in the second half of 2002, arising from an economic recovery in North America and in Europe, combined with the absence of significant new capacity of newsprint.

Foreign Exchange

The Company's exposure to the US dollar is a risk to its business. Approximately 73% of the net revenues and 18% of manufacturing costs are in US dollars. The US dollar exposure may therefore cause volatility in the Company's cash flows and earnings.

The Company's principal paper markets are outside Canada and exposure to exchange rate risks cannot be avoided. The Company's foreign exchange program includes partial hedging of US dollar cash flows. The Company also borrows most of its long-term debt in US dollars and this debt constitutes an effective partial hedge on future US cash flows.

Softwood Lumber Dispute

Since the end of the five-year softwood lumber agreement between Canada and the United States in March 2001, the USDOC has instituted anti-dumping and countervailing duty investigations. Preliminary affirmative determinations have been issued by the US government and duties have been imposed at preliminary rates of 19.31% for countervailing duties and 13.64% for anti-dumping calculated on the net sales of the Company's lumber shipped to the United States. The Canadian and the US governments are still negotiating and continue to aim a settlement in early 2002.

As a Company with operations in Canada, United States, United Kingdom and Asia, Abitibi-Consolidated believes free and open trade is critical to maintain global competitiveness and remains confident that lower rates, if any at all, will prevail in the final determination.

On a quarterly basis and based on normal shipment pattern, the after-tax impact of every 1% increase or decrease in countervailing or anti-dumping tariffs represents approximately $0.6 million.

Fibre Supply

Fibre represents the Company's major raw material in the production of lumber, paper and pulp.

The virgin fibre supply required by the Company in Canada is mostly assured by agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal as well as cooperation with other forest users. The Company believes that it complies with all forest regulations and fully expects to have its supply agreements extended as they come up for renewal.

The Company's sawmills produce approximately 60% of the internal wood chips required at its Canadian pulp and paper mills. This includes fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices.

Virgin fibre in the United States is obtained through the Company's private timberlands, long-term supply contracts and purchases on the open market.

The Company also uses recovered paper to produce paper with recycled content. The Company is involved in the recovery of old papers and has contracts with numerous recyclers, waste haulers and brokers in countries where its mills are located.

The Company believes that the balance of fibre supply between its internal sources and the open market is more than adequate to support its paper production requirements.

Environment

The Company is subject to environmental laws and regulations relating to timber cutting, air emissions, wastewater discharge, waste management and landfill sites. The Company believes that it is in material compliance with all laws and regulations governing its activities and that the only foreseeable major capital expenditure is the rebuild of the effluent treatment system at the Lufkin mill (completion in 2003).

The Company conducts compliance audits, performed by both internal and external auditors, which cover all Company sites over a defined schedule of time.

The Company has a corporate policy on environmental issues and has also implemented a certification process with its pulp and paper mills and woodlands operations under the International Standards Organization (ISO). The Company plans to obtain ISO 14001 certification for all its operations by the end of 2003.

Price and Exchange Rate Sensitivity

The Company's operating profit, net earnings and diluted earnings per share are impacted by fluctuations in selling prices and foreign exchange to the following extent:

2002 Sensitivities

(in millions of Canadian dollars, except per share amounts)

Based on budgeted volumes, prices and exchange rate

Impact on	Operating Profit	Net Earnings	Earnings Per Share
	$	$	$
US$25 change in transaction price – per unit			
Newsprint[1]	181	124	0.28
Value-added groundwood papers[1]	66	45	0.10
Lumber[2]	67	46	0.10
Foreign exchange (Based on 2001 GAAP)			
US$0.01 change in relative value to the Canadian dollar	36	21	0.05

(1) per tonne

(2) per thousand board feet

Outlook

The Company is a major global low-cost producer and marketer of newsprint, value-added groundwood papers with interests in operations in Canada, the United States, the United Kingdom, South Korea, China and Thailand. It is also one of the major lumber producers in North America.

After giving effect to machine start-ups, closures and conversions completed in 2001 and adding the increase in Pan Asia's equity, the Company's production capacity, at the beginning of 2002, is as follows:

(in thousands of tonnes, except lumber)	
Newsprint	5,570
Value-added groundwood papers	1,889
Market pulp	450
Lumber (MBf)	2,280

The Company believes that newsprint markets will firm up in 2002, considering economists' forecast for growth in the US economy during the second half of the year.

The Company expects the market for value-added groundwood papers to be unbalanced due to increased capacity in SC grades. Prices may be below the 2001 levels in the first half of this year but are expected to improve thereafter.

Overall market conditions are expected to be difficult in the first half of the year and improve in the latter part. The Company intends to apply free cash flows toward the reduction of long-term debt.

2001 QUARTERLY FINANCIAL INFORMATION
CONSOLIDATED STATEMENT OF EARNINGS

(unaudited)
(in millions of Canadian dollars, except as noted)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year 2001
	$	$	$	$	$
Net sales	1,720	1,547	1,389	1,376	**6,032**
Cost of products sold	1,163	1,046	979	1,020	**4,208**
Selling, general and administrative expenses	43	41	43	46	**173**
Depreciation and amortization	154	184	159	170	**667**
Operating profit	360	276	208	140	**984**
Interest on long-term debt	126	111	116	119	**472**
Other expenses	9	–	8	–	**17**
Earnings before the following items	225	165	84	21	**495**
Income tax expense	75	41	23	4	**143**
Non-controlling interests	8	6	6	3	**23**
Earnings before goodwill amortization	142	118	55	14	**329**
Goodwill amortization	10	10	10	10	**40**
Net earnings for the period	132	108	45	4	**289**
Earnings per share					
Before goodwill amortization	0.32	0.27	0.12	0.04	**0.75**
Net earnings	0.30	0.25	0.10	0.01	**0.66**
Weighted average number of common shares outstanding (in millions)	440	440	440	440	**440**
Common shares outstanding at end of period (in millions)	440	440	440	440	**440**
Shipments					
Newsprint (1)	1,271	1,088	1,005	1,092	**4,456**
Value-added groundwood papers and market pulp (1)	545	496	494	517	**2,052**
Lumber (2)	433	482	391	398	**1,704**

(1) in thousands of tonnes
(2) in millions of board feet

2000 QUARTERLY FINANCIAL INFORMATION
CONSOLIDATED STATEMENT OF EARNINGS

(unaudited)
(in millions of Canadian dollars, except as noted)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year 2000
	$	$	$	$	$
Net sales	656	1,481	1,736	1,804	5,677
Cost of products sold	473	1,083	1,203	1,235	3,994
Selling, general and administrative expenses	16	46	53	53	168
Depreciation and amortization	62	137	156	156	511
Operating profit	105	215	324	360	1,004
Interest on long-term debt	25	104	126	124	379
Other expenses (income)	1	(1)	25	(4)	21
Earnings before the following items	79	112	173	240	604
Income tax expense	25	39	52	75	191
Non-controlling interests	2	3	4	7	16
Earnings before goodwill amortization	52	70	117	158	397
Goodwill amortization	1	9	10	10	30
Net earnings for the period	51	61	107	148	367
Earnings per share					
Before goodwill amortization	0.21	0.17	0.27	0.36	1.03
Net earnings	0.20	0.15	0.24	0.33	0.96
Weighted average number of common shares outstanding (in millions)	250	404	440	440	384
Common shares outstanding at end of period (in millions)	250	440	440	440	440
Shipments					
Newsprint [1]	593	1,257	1,421	1,396	4,667
Value-added groundwood papers and market pulp [1]	140	463	567	569	1,739
Lumber [2]	411	502	495	420	1,828

(1) in thousands of tonnes
(2) in millions of board feet

MANAGEMENT'S REPORT

The consolidated financial statements and all other information in the Annual Report are the responsibility of the Company's management and have been approved by its Board of Directors.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts which are based on best estimates and judgement. Financial information provided elsewhere in the Annual Report is consistent with that shown in the financial statements.

The integrity of financial statements is supported by an extensive and comprehensive system of internal accounting controls. A team of internal auditors regularly evaluates the Company's accounting systems, policies and procedures and presents its findings to management.

External and internal auditors have free and independent access to the Audit Committee which is comprised of five non-management members of the Board of Directors. The Audit Committee, which meets regularly throughout the year with members of the financial management and the external and internal autitors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.

The accompanying consolidated financial statements have been examined by the external auditors, PricewaterhouseCoopers LLP, whose report follows.

(signed)
John W. Weaver
President and Chief Executive Officer

January 22, 2002
Montréal, Québec, Canada

(signed)
Pierre Rougeau
Senior Vice-President,
Corporate Development and Chief Financial Officer

January 22, 2002
Montréal, Québec, Canada

AUDITORS' REPORT

To the Shareholders of Abitibi-Consolidated Inc.

We have audited the consolidated balance sheets of **Abitibi-Consolidated Inc.** as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the two-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

As explained in note 1 to the consolidated financial statements, the comparative information that is included for the year ended December 31, 1999, are the consolidated statements of earnings, retained earnings and cash flows of Donohue Inc. Another firm of chartered accountants expressed an opinion without reservation in their report dated January 25, 2000, on these consolidated financial statements. We have examined the adjustments related to the retroactive adoption, with restatement of the Canadian Institute of Chartered Accountants recommendations for income taxes and employee future benefits, that were applied to restate the 1999 consolidated statements of earnings, retained earnings and cash flows and in our opinion, such adjustments are appropriate and have been properly applied.

(signed)
Chartered Accountants
January 22, 2002
Montréal, Québec, Canada

CONSOLIDATED STATEMENTS OF EARNINGS

Year ended December 31
(in millions of Canadian dollars, except per share amounts)

	2001	2000	1999
	$	$	$
Net sales	6,032	5,677	2,484
Cost of products sold	4,208	3,994	1,822
Selling, general and administrative expenses	173	168	66
Depreciation and amortization	667	511	224
Operating profit	984	1,004	372
Interest on long-term debt	472	379	94
Other expenses (income) (note 4)	17	21	(15)
Earnings before the following items	495	604	293
Income tax expense (note 5)	143	191	57
Non-controlling interests	23	16	10
Earnings before goodwill amortization	329	397	226
Goodwill amortization	40	30	10
Net earnings	289	367	216
Earnings per share (note 6)			
Before goodwill amortization	0.75	1.03	0.90
Net earnings	0.66	0.96	0.86
Weighted average number of common shares outstanding (in millions)	440	384	249

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Year ended December 31
(in millions of Canadian dollars)

	2001	2000	1999
	$	$	$
Retained earnings (deficit), beginning of year	(399)	1,053	896
Net earnings for the year	289	367	216
Redemption of stock options	–	(49)	–
Dividends declared	(176)	(148)	(59)
Acquisition dividend (note 3)	–	(1,622)	–
Retained earnings (deficit), end of year	(286)	(399)	1,053

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31
(in millions of Canadian dollars, except per share amounts)

	2001	2000	1999
	$	$	$
Operating activities			
Net earnings	**289**	367	216
Depreciation and amortization	**707**	541	234
Future income taxes	**53**	116	10
Non-controlling interests	**23**	16	10
Other non-cash items	**15**	(27)	(12)
	1,087	1,013	458
Change in non-cash operating working capital components (note 7)	**(50)**	179	(83)
Cash flows from operating activities	**1,037**	1,192	375
Financing activities			
Increase in long-term debt	**1,579**	5,316	144
Repayment of long-term debt	**(1,599)**	(4,015)	(140)
Financing fees	**–**	(43)	(1)
Acquisition dividend (note 3)	**–**	(1,622)	–
Dividends paid to shareholders	**(176)**	(104)	(59)
Dividends paid to non-controlling shareholders of subsidiary companies	**(22)**	(20)	(9)
Redemption of stock options	**–**	(49)	–
Net proceeds on issuance of shares	**–**	3	10
Other	**–**	2	(17)
Cash flows from financing activities	**(218)**	(532)	(72)
Investing activities			
Business acquisition, net of cash acquired (note 3)	**(286)**	(41)	(82)
Additions to capital assets	**(468)**	(528)	(290)
Net proceeds of disposal of capital assets	**43**	34	13
Other	**(27)**	(25)	(13)
Cash flows from investing activities	**(738)**	(560)	(372)
Increase (decrease) in cash during the year	**81**	100	(69)
Currency translation adjustment on cash	**4**	(1)	(3)
Cash and cash equivalents, beginning of year	**123**	24	96
Cash and cash equivalents, end of year (note 7)	**208**	123	24
Cash flows from operating activities per share	**2.36**	3.11	1.51

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

As at December 31
(in millions of Canadian dollars)

	2001	2000
	$	$
Assets		
Current assets		
Cash and short-term investments	**208**	123
Accounts receivable	**506**	681
Inventories (note 8)	**874**	804
Prepaid expenses	**52**	51
	1,640	1,659
Capital assets (note 9)	**8,154**	8,022
Deferred charges and other assets (note 10)	**493**	237
Goodwill (note 1j and note 3)	**1,420**	1,337
	11,707	11,255
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**1,166**	1,371
Long-term debt due within one year (note 11)	**249**	327
	1,415	1,698
Long-term debt (note 11)	**5,809**	5,265
Employee future benefits (note 12)	**209**	262
Future income taxes (note 5)	**940**	875
Non-controlling interests	**69**	60
Shareholders' Equity		
Capital stock (note 6)	**3,520**	3,520
Contributed surplus	**14**	14
Deficit	**(286)**	(399)
Foreign currency translation adjustment	**17**	(40)
	3,265	3,095
	11,707	11,255

Contingent liabilities (note 14)

See accompanying notes to Consolidated Financial Statements.

Approved by the Board

(signed)
John W. Weaver
President and Chief Executive Officer

(signed)
David A. Ward, Q.C.
Chairman of the Audit Committee

CONSOLIDATED BUSINESS SEGMENTS

Year ended December 31
(in millions of Canadian dollars)

	Net sales	Depreciation and amortization	Operating profit	Assets	Additions to capital assets	Sales volume (unaudited)
	$	$	$	$	$	
2001						
Newsprint	**3,519**	**449**	**613**	**7,644**	**173**	**4,456(a)**
Value-added groundwood papers and market pulp	**1,921**	**166**	**359**	**3,172**	**251**	**2,052(a)**
Lumber	**592**	**52**	**12**	**891**	**44**	**1,704(b)**
	6,032	**667**	**984**	**11,707**	**468**	
2000						
Newsprint	3,438	338	618	7,261	148	4,667(a)
Value-added groundwood papers and market pulp	1,601	119	384	3,111	331	1,739(a)
Lumber	638	54	2	883	49	1,828(b)
	5,677	511	1,004	11,255	528	
1999						
Newsprint	1,479	161	200	2,786	152	2,275(a)
Value-added groundwood papers and market pulp	413	23	77	290	105	614(a)
Lumber	592	40	95	638	33	1,476(b)
	2,484	224	372	3,714	290	

(a) in thousands of tonnes
(b) in millions of board feet

CONSOLIDATED GEOGRAPHIC SEGMENTS

Year ended December 31
(in millions of Canadian dollars)

Net sales and capital assets and goodwill by geographic manufacturing location are as follows:

	Net sales	Capital assets and goodwill
	$	$
2001		
Canada	**4,481**	**6,037**
USA	**948**	**2,202**
Other countries	**603**	**1,335**
	6,032	**9,574**
2000		
Canada	4,155	6,389
USA	1,034	2,084
Other countries	488	886
	5,677	9,359
1999		
Canada	1,873	2,014
USA	611	808
	2,484	2,822

Net sales by ultimate destination are as follows:

	2001	2000	1999
	$	$	$
Canada	**811**	739	443
USA	**3,782**	3,659	1,539
Other countries	**1,439**	1,279	502
	6,032	5,677	2,484

1. Summary of significant accounting policies

These consolidated financial statements of Abitibi-Consolidated Inc. (the Company) are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (US GAAP) and are not intended to provide certain disclosures which would typically be found in US GAAP financial statements. These measurement differences are described in note 15 "Differences between Canadian and United States generally accepted accounting principles".

a) Principles of consolidation

Effective April 18, 2000, the Company acquired all of the outstanding common shares of Donohue Inc. (Donohue). The business combination of the Company and Donohue has been accounted for using the reverse takeover method of purchase accounting. Donohue was deemed to be the acquirer and to have purchased the assets and liabilities of Abitibi-Consolidated Inc. because the shareholders of Donohue, as a group, became owners of more than 56% of the voting shares of the Company on a fully diluted basis following the business combination. The results of operations of Abitibi-Consolidated Inc. are included in the consolidated financial statements from April 18, 2000, the date of the business combination. For accounting purposes, the Company is considered to be a continuation of Donohue except with regard to the authorized and issued capital stock, which is that of the legal parent company, Abitibi-Consolidated Inc. The consolidated results of operations and cash flows for the year ended December 31, 1999, and for the period from January 1, 2000 to April 17, 2000 are those of Donohue only. Consolidated pro forma results of operations and cash flows are presented in note 3 as supplementary information, as if the business combination had occurred on January 1, 2000.

The consolidated financial statements include the accounts of the Company, all its subsidiaries and its proportionate interest in joint venture partnerships. The investments in companies subject to significant influence are accounted for using the equity method.

b) Business of the Company

The Company operates an integrated business in forest products. Operations are located in Canada, the United States, the United Kingdom, South Korea, China, and in Thailand. The woodlands operations supply logs to sawmills and certain pulp and paper mills. Sawmills process logs to produce lumber and wood chips. The production and selling of wood products constitutes the "Lumber" segment. Chips are used in the production of newsprint, value-added groundwood papers and market pulp. The remaining fibre requirements for the production of newsprint and value-added groundwood papers comes mainly from the paper recycling facilities operated by the Company and from long-term supply agreements. The manufacturing and selling of newsprint and the collection of old papers constitute the "Newsprint" segment. Newsprint is used to print newspapers and advertising flyers therefore demand is determined by circulation and advertising. The manufacturing and selling of value-added groundwood papers and market pulp constitute the "Value-added groundwood papers and market pulp" segment. Value-added groundwood papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines and catalogues. Market pulp is used by paper producers to produce various grades of paper.

Most of the Company's products are marketed globally with a significant concentration in the United States. The Company does not have any customers for which sales exceed 10% of total sales.

The accounting policies, used in each of these business segments, are the same as those described in this summary of significant accounting policies. The head office costs are distributed to the different segments using an appropriate method and this distribution is accounted for at book value. Inter-segment transfers of wood chips, old papers and electricity are recorded at the exchange value, which is the amount agreed to by the parties.

The business segments are managed separately because each segment requires different technology and marketing strategies. Business segment operating profits take into account net sales, cost of products sold, selling, general and administrative expenses, and depreciation and amortization for each business segment. Interest income, financial charges, other expenses, and income tax expense are not allocated to specific business segments.

c) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

d) Revenue

The Company recognizes revenue when goods are shipped and when significant risks and benefits of ownership are transferred. Distribution costs of $598 million (2000 – $576 million, 1999 – $263 million) have been charged against gross revenue in determining the net sales.

e) Translation of foreign currencies

Self-sustaining foreign operations

Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the foreign currency translation adjustment account in shareholders' equity. Revenues and expenses are translated at prevailing market rates in the recognition period.

Domestic and integrated foreign operations

Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are also translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The resulting exchange gains or losses, except those related to long-term debt, are absorbed by operations in the year. Items affecting earnings are translated at prevailing market rates in the recognition period.

US dollar long-term debt

The US dollar net assets of self-sustaining joint ventures and subsidiaries hedge a portion of the Company's US dollar debt. Exchange gains and losses on translation of that hedged US dollar debt are included in the foreign currency translation adjustment account in shareholders' equity. Any remaining US dollar debt is generally hedged by future US dollar net operating cash flows. Exchange gains or losses on US dollar debt hedged by future net operating cash flows are deferred and included in earnings in the period that the US dollar revenue is earned.

Realized gains and losses on option and forward exchange rate contracts that hedge anticipated revenues are included in earnings when such revenue is earned.

In 2001, the Canadian Institute of Chartered Accountants (CICA) issued recommendations intended to eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current period. These new recommendations will be effective January 1, 2002 and must be adopted retroactively, with restatement. For the year ended December 31, 2001, the Company would have incurred an additional expense of $226 million (2000 – expense of $76 million, 1999 – revenue of $68 million), before income tax, as foreign exchange loss or gain on its long-term debt if this recommendation was applied to those years.

f) Inventories

Lumber, market pulp, newsprint and value-added groundwood paper inventories are valued at the lower of cost, determined on an average cost basis, and net realizable value.

Logs, chips, other raw materials, and production and maintenance supply inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.

g) Capital assets and depreciation

Capital assets are recorded at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related capital assets.

Depreciation is provided principally using the straight-line method at rates, which amortize the capital assets' cost over the productive lives of the assets as follows:

	Method	Rate
Buildings, pulp and paper mill production equipment, and main logging roads	Straight-line	4%–5%
Sawmill production equipment	Straight-line	8.5%–10%
Timberlands and cutting rights	Straight-line	4%
Hydroelectric power plants and water rights	Straight-line	2.5%

Additions to capital assets are depreciated from the date of operation.

h) Environmental costs

Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of capital assets. Depreciation is charged to income over the estimated future benefit period of the asset. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued and recorded to the earnings when a requirement to remedy an environmental exposure is identified.

i) Employee future benefits

The estimated cost of pensions and other post-retirement benefits provided by the Company to employees is accrued using actuarial techniques and assumptions, including an appropriate discount rate, during the employees' active service years.

j) Goodwill

Goodwill represents the excess of the purchase amount of investments in subsidiaries, joint ventures and businesses acquired over the proportionate share of the underlying value of the identifiable net assets at the date of acquisition. It is amortized over its estimated period of future benefit, generally 40 years, using the straight-line method. The unamortized portion of goodwill is regularly compared with its fair value and, based on management's projected undiscounted future cash flows from the related operations, any impairment in value is recorded as a charge to earnings.

In 2001, the CICA issued new handbook sections that require all business combinations initiated after June 30, 2001 to use the purchase method of accounting and will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Effective January 1, 2002, goodwill and indefinite life intangible assets will no longer be amortized. These new sections are consistent with FASB Statement 142 that was issued in the United States in 2001. The Company cannot determine the effect of the adoption of these new sections, other than amortization of goodwill that will no longer be accountable for an amount of $40 million in 2001 (2000 – $30 million, 1999 – $10 million).

k) Income taxes

Future income tax assets and liabilities are recognized for the future income tax consequences of events that have been included in the financial statements or income tax returns of the Company. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets, liabilities and certain carry forward items.

Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

l) Deferred charges and other assets

Deferred financing fees are amortized over the life of the related long-term debt, which generally ranges from 5 to 30 years.

Deferred foreign exchange losses are amortized, up to December 31, 2001, over the life of the related long-term debt, which generally ranges from 5 to 30 years.

m) Stock-based compensation plans

The Company has stock-based compensation plans, which are described in note 6. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock.

n) Comparative figures

Certain comparative figures presented in the financial statements have been reclassified to conform to the present year presentation.

2. Investment in joint ventures

(tabular dollar amounts in millions of Canadian dollars)

The Company's consolidated financial position as at December 31, 2001 and 2000 and consolidated results of operations and cash flows for the year ended December 31, 2001 and from April 18, 2000 to December 31, 2000 include, on a proportionate consolidation basis, the impact of its US joint venture partnerships comprising Augusta Newsprint Company (Augusta) – 50%, Alabama River Newsprint Company (Alabama) – 50% and Alabama River Recycling Company (Alabama Recycling) – 50%, its Asian joint venture partnership Pan Asia Paper Company (Pan Asia) – 33.33% up to August 16, 2001 and 50% thereafter, Star Lake Hydro Partnership – 51% and the Company's investments in joint venture sawmills in Québec as shown in the table below.

On August 4, 1999, the Company acquired the remaining interest of 50.1% of the outstanding shares of Finlay Forest Industries Inc. (Finlay); and on December 3, 1999, the Company sold its 50% interest in Donohue Matane Inc. (Matane). The consolidated results of operations and cash flows for the year ended December 31, 1999, include the Company's proportionate share of the activities of Finlay (49.9%) and Matane (50%) from the date of acquisition, or up to the date of divestiture.

	2001	2000	1999
	$	$	$
Revenues			
Net sales	**741**	556	115
Expenses			
Cost of products sold	**498**	399	95
Selling, general and administrative expenses	**14**	11	3
Depreciation and amortization	**81**	45	11
Financial expenses	**49**	42	4
	642	497	113
Earnings before income taxes	**99**	59	2
Cash flows from			
Operating activities	**219**	85	11
Financing activities	**(170)**	(67)	(10)
Investing activities	**(40)**	(15)	(1)
	9	3	–
Assets			
Current assets	**272**	238	–
Capital assets	**1,215**	937	–
Other assets	**5**	11	–
Liabilities			
Current liabilities	**111**	84	–
Non-recourse long-term debt	**591**	578	–
Employee future benefits	**7**	6	–
Future income taxes	**27**	5	–
Non-controlling interest	**34**	20	–

The Company has an option, at a nominal exercise price, to purchase the other joint venture partner's 50% interest in Alabama and Alabama Recycling. The Company can exercise this option beginning in 2003 or upon an earlier refinancing of the joint venture partnership's debt.

3. Acquisitions and divestiture

(tabular dollar amounts in millions of Canadian dollars)

On August 16, 2001, the Company acquired 16.67% of the outstanding shares of Pan Asia, a company owning interests in four newsprint mills located in Asia. As a result of that transaction, the Company's proportionate ownership rose from 33.33% to 50%. On September 4, 2001, the Company acquired all the outstanding shares of Valley Recycling Works Inc., carrying on a business of paper collection and sorting facilities located in Arizona.

Effective April 18, 2000, Abitibi-Consolidated Inc. acquired 100% of the outstanding Class A Subordinate Voting Shares and Class B Shares of Donohue (the Donohue Shares) for a cash payment per Donohue Share of $12 and the issuance of 1.846 Abitibi-Consolidated Inc. common shares for each Donohue Share acquired.

As described in note 1, the business combination of Abitibi-Consolidated Inc. and Donohue has been accounted for using the reverse takeover method of purchase accounting. The cash component of the transaction, which amounted to $1,622 million, has been accounted for as a dividend paid to the former Donohue shareholders. The net assets acquired are those of Abitibi-Consolidated Inc. as at April 18, 2000, at their fair value. This value was based upon the assigned value of $16.25 per share for the 190 million issued and outstanding shares of Abitibi-Consolidated Inc. at that date, for a total value of $3,097 million.

On August 4, 1999, the Company acquired the remaining 50.1% of the outstanding shares of Finlay, a joint venture operating a newsprint mill and two sawmills in British Columbia. This acquisition was accounted for using the purchase method. On December 3, 1999, the Company sold its interest in the joint venture Donohue Matane Inc. (note 2).

The earnings of all businesses acquired or divested are included from the date of acquisition or up to the date of divestiture.

The fair value of net assets acquired and the carrying value of net assets sold were as follows:

	2001	2000	1999	
	Net assets acquired	Net assets acquired	Net assets acquired	Net assets sold
	$	$	$	$
Net assets acquired or sold				
Current assets	**51**	955	41	21
Capital assets	**280**	5,349	144	72
Other assets and investments	**3**	70	–	(4)
Current liabilities assumed	**(30)**	(920)	(26)	(20)
Long-term debt and bank loan	**(117)**	(2,868)	(64)	(70)
Employee future benefits	**–**	(290)	–	–
Non-controlling interests	**(11)**	(19)	–	–
Future income tax liabilities	**(3)**	(340)	(14)	–
Goodwill	**121**	1,213	–	–
Fair value of net assets acquired or carrying value of net assets sold	**294**	3,150	81	(1)
Consideration paid (received)				
Cash	**286**	53	81	(1)
Balance receivable	**–**	–	–	(4)
Note payable	**8**	–	–	–
Common shares	**–**	3,097	–	–
	294	3,150	81	(5)

As mentioned in note 1a, the consolidated results of operations and cash flows for the year ended December 31, 1999 and for the period from January 1, 2000 to April 17, 2000 are those of Donohue Inc. only. The following pro forma condensed consolidated statements of earnings and cash flows for the year ended December 31, 2000 are presented as supplementary information. They give effect to the business combination of Donohue Inc. and Abitibi-Consolidated Inc. as though it had taken place on January 1, 2000.

Pro Forma Condensed Consolidated Statement of Earnings

Year ended December 31, 2000
(in millions of Canadian dollars, except per share amounts)

	(Unaudited) $
Net sales	6,803
Operating profit	1,109
Interest on long-term debt	494
Earnings before goodwill amortization	390
Net earnings	350
Earnings per share	
Before goodwill amortization	0.88
Net earnings	0.80
Weighted average number of common shares outstanding (in millions)	440

Pro Forma Condensed Consolidated Statement of Cash Flows

Year ended December 31, 2000
(in millions of Canadian dollars)

	(Unaudited) $
Operating activities	
Cash flows from operating activities	1,029
Financing activities	
Increase in long-term debt	5,532
Repayment of long-term debt	(3,998)
Dividends paid to shareholders	(1,798)
Redemption of stock options	(49)
Other	(58)
Cash flows from financing activities	(371)
Investing activities	
Business acquisition, net of cash acquired	(41)
Additions to capital assets	(610)
Other	(4)
Cash flows from investing activities	(655)
Increase in cash during the year	3

4. Other expenses (income)

(tabular dollar amounts in millions of Canadian dollars)

	2001	2000	1999
	$	$	$
Discounts on sales of accounts receivable (note 13)	26	22	–
Gain on disposal of capital assets	–	(29)	(15)
Gain on disposal of short-term investments	(10)	–	–
Amortization of deferred financing fees	6	7	3
Interest income	(2)	(8)	(6)
Write-off of unamortized financing fees and penalties on early retirement of debt	–	29	–
Other	(3)	–	3
	17	21	(15)

5. Income taxes

(tabular dollar amounts in millions of Canadian dollars, except as noted)

The differences between the effective tax rate reflected in the provision for income taxes and the combined statutory income tax rate are as follows:

	2001	2000	1999
	%	%	%
Average combined income tax rate	36	39	40
Manufacturing and processing allowances	(6)	(7)	(7)
Recovery from change in tax rates	(4)	(4)	(2)
Recovery from disposal of a joint venture	–	–	(7)
Canadian large corporations tax	2	2	(5)
Other	1	2	2
Effective income tax rate	29	32	21

The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

	2001	2000
	$	$
Non-current future income tax liabilities		
Capital assets	1,363	1,189
Other	33	13
	1,396	1,202
Non-current future income tax assets		
Loss carry forwards	456	315
Other	–	12
	456	327
Non-current future income tax liabilities, net	940	875

Significant components of the income tax expense are as follows:

	2001	2000	1999
	$	$	$
Current income tax expense	**90**	75	47
Future income tax expense relating to origination and reversal of temporal differences	**73**	138	15
Future income tax benefit resulting from rate changes	**(20)**	(22)	(5)
Income tax expense	**143**	191	57

Management believes that all future income tax assets will more likely be realized than not and accordingly no valuation allowance has been made.

6. Capital stock

(tabular dollar amounts in millions of Canadian dollars)

a) Authorized

The Company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of preferred shares and common shares.

b) Issued common shares

The following table presents changes in the legally issued share capital of the Company from January 1, 1999 to December 31, 2001.

As described in note 1, the comparative amounts for the year ended December 31, 1999 and for the period January 1, 2000 to April 17, 2000 shown in these consolidated financial statements are those of Donohue, including the issued share capital.

	2001		2000		1999	
	Millions of shares	**$**	Millions of shares	$	Millions of shares	$
Abitibi-Consolidated Inc.						
Common shares, beginning of year	**440**	**3,520**	190	2,552	190	2,550
Issue of common shares	**–**	**–**	250	4,056	–	–
Difference between the stated *capital and accounting value of shares issued* to former shareholders of Donohue	**–**	**–**	–	(3,088)	–	–
Exercise of stock options	**–**	**–**	–	–	–	2
Common shares, end of year	**440**	**3,520**	440	3,520	190	2,552

The following table presents changes in the legally issued share capital of Donohue in the year ended December 31, 1999.

	1999	
	Millions of shares	$
Donohue Inc.		
Class A and B shares, beginning of year	249	411
Exercise of stock options	1	10
Total capital stock, end of year	250	421

The acquisition of Donohue Inc. was completed during 2000 with the issue of 250 million common shares as part of the consideration for the acquisition of the outstanding 135 million class A and class B shares of Donohue Inc.

Under the reverse takeover method of accounting for business combination applied in 2000, shares issued to Donohue's shareholders are presented at the book value of Donohue Capital Stock prior to the acquisition date and the 190 million shares of Abitibi-Consolidated Inc. outstanding prior to the acquisition are considered to be issued at $16.25 per share.

c) Stock Option Plan

A summary of the status of the Stock Option Plan as of December 31, 2001 and 2000, and changes during the years ended on those dates is presented below. The comparative information is of Abitibi-Consolidated Inc. alone and does not include stock option information of Donohue.

	2001		2000	
	Options/ in millions of shares	**Weighted average exercise price**	Options/ in millions of shares	Weighted average exercise price
		$		$
Outstanding at beginning of year	**7.6**	**16.38**	7.1	17.10
Granted	**2.2**	**11.86**	1.7	13.64
Cancelled	**(0.9)**	**17.43**	(1.2)	16.77
Outstanding at end of year	**8.9**	**15.18**	7.6	16.38
Options exercisable at end of year	**4.4**	**17.13**	3.9	17.99

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Options outstanding	Average remaining life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
			$		$
$11.50 to $13.24	2.0	9	11.82	–	11.77
$13.25 to $14.24	1.8	8	13.41	0.6	13.41
$14.25 to $15.99	2.2	7	14.49	1.2	14.51
$16.18 to $17.94	1.0	4	17.47	0.9	17.47
$18.42 to $19.63	1.1	6	18.52	0.9	18.52
$21.31 to $23.08	0.8	3	22.14	0.8	22.14
	8.9		15.18	4.4	17.13

Under this Plan, a maximum of 12 million stock options may be granted.

Outstanding employee stock purchase loans under this Plan totalled $5 million at December 31, 2001 (2000 – $5 million) and are included in accounts receivable on the balance sheet. The loans mature at various dates from 2004 to 2009 and bear interest. They are generally secured by the related common stock of the Company.

d) Earnings per share

As described in note 1, the operations of the Company prior to April 18, 2000 are exclusively those of Donohue. For comparative purposes, the weighted average number of common shares outstanding for periods prior to April 18, 2000 are based upon the number of Donohue common shares then outstanding, restated to give effect to the share exchange referred to in note 1.

The exercise of outstanding stock-options as at December 31, 2001, 2000 and 1999 would have had a non-dilutive effect on the earnings per share.

7. Supplemental cash flow information

(tabular dollar amounts in millions of Canadian dollars)

	2001	2000	1999
	$	$	$
Changes in non-cash operating working capital			
Accounts receivable	**232**	123	30
Inventories	**(51)**	(16)	–
Prepaid expenses	**1**	19	1
Accounts payable and accrued liabilities	**(319)**	60	(40)
Income taxes payable	**87**	(7)	(74)
	(50)	179	(83)
Non-cash transactions excluded from consolidated cash flows			
Acquisition of capital assets included in accounts payable at year-end	**34**	68	11
Cash outflows from operations related to			
Interest on long-term debt	**465**	288	94
Income taxes	**27**	71	126

Cash and cash equivalents comprise cash on hand, demand deposits and banker's acceptances and commercial paper with a maturity of three months or less from the date of purchase that are recorded at cost, which approximates market value.

8. Inventories

(tabular dollar amounts in millions of Canadian dollars)

	2001	2000
	$	$
Newsprint	**149**	101
Lumber	**78**	111
Value-added groundwood papers and market pulp	**37**	52
Logs, chips and other raw materials, production and maintenance supplies	**610**	540
	874	804

9. Capital assets

(tabular dollar amounts in millions of Canadian dollars)

	2001			2000
	Cost	Accumulated depreciation	Net book value	Net book value
	$	$	$	$
Buildings, pulp and paper mill production equipment	8,413	1,684	6,729	6,180
Sawmill production equipment	584	298	286	269
Woodlands, roads, camps and equipment	235	91	144	157
Timberlands and cutting rights	130	43	87	87
Hydroelectric power plants and water rights	951	69	882	904
Construction in progress	26	–	26	425
	10,339	2,185	8,154	8,022

During the year, interest expense amounting to $8 million (2000 – $13 million, 1999 – $1.5 million) has been capitalized in connection with the modernization program of the Company's facilities.

During the year, the Company recorded a write-down of $33 million (2000 – nil, 1999 – nil), mainly relating to the existing thermomechanical pulp mill at its Sheldon, Texas mill. The related expense is included in depreciation in the Consolidated Statements of Earnings.

10. Deferred charges and other assets

(tabular dollar amounts in millions of Canadian dollars)

	2001	2000
	$	$
Deferred foreign exchange losses	338	112
Deferred financing fees	41	39
Equity investments	72	57
Other	42	29
	493	237

Amortization of deferred charges amounted to $44 million during the year (2000 – $27 million, 1999 – $3 million).

11. Long-term debt

(tabular dollar amounts in millions of Canadian dollars)

a) Recourse

	2001	2000
	$	$
Canadian and US revolving facilities bearing interest at floating rates based on bankers acceptance, prime, US base rate or LIBOR, maturing in 2002 and 2005 (2000 – US$130 million)	–	194
Canadian and US term loans bearing interest at floating rates based on bankers acceptance, prime, US base rate or LIBOR, maturing in 2005 (2001 – US$362 million, 2000 – US$461 million)	577	691
US$150 million 9.125% notes due May 15, 2005	239	225
US$450 million 8.3% notes due August 1, 2005	717	675
US$300 million 6.95% notes due December 15, 2006	478	–
US$200 million 7.625% notes due May 15, 2007	319	300
US$250 million 6.95% notes due April 1, 2008	370	342
US$250 million 7.875% notes due August 1, 2009	387	362
US$500 million 8.55% notes due August 1, 2010	796	750
US$100 million 7.40% debentures due April 1, 2018	139	128
US$250 million 7.50% debentures due April 1, 2028	339	314
US$250 million 8.5% debentures due August 1, 2029	378	355
US$450 million 8.85% debentures due August 1, 2030	717	675
Other	11	3
	5,467	5,014
Less: Due within one year	30	234
	5,437	4,780

On December 11, 2001, the Company issued US$300 million 6.95% notes due in 2006. The net proceeds of this issue were used to repay bank indebtedness.

On December 20, 2000, the Company and certain of its subsidiaries negotiated new credit facilities of $1,500 million or the equivalent in US dollars: revolving facilities of $800 million, $500 million of which matured in 2001 and $300 million maturing in 2005 and term loans of $700 million maturing in 2005. These facilities were used to repay the former bank facilities.

On July 19, 2000, the Company issued US$1,400 million of notes and debentures comprising US$450 million 8.3% notes due in 2005, US$500 million 8.55% notes due in 2010 and US$450 million 8.85% debentures due in 2030. The net proceeds of these issues were used primarily to extinguish the bridge loan facility incurred in conjunction with the Donohue acquisition and to repay other indebtedness.

Certain notes and debentures of the Company were assumed in the business acquisition (referred to in note 1) and are accounted for at their fair value at the time of acquisition. The differences between nominal value and fair market value of these debts are being amortized over the terms of the debts.

The US$150 million 9.125% notes are redeemable at the Company's option, in whole or in part, at a premium to year 2003 and at par thereafter, plus accrued interest.

During the year, the Company renewed its 364-day revolving facilities for its original amount of $500 million, which now matures in December 2002. The available portion of the revolving facilities was $715 million as at December 31, 2001 ($533 million in 2000).

Certain of the debt agreements contain restrictive covenants. In addition, the bank credit facilities require the Company to periodically meet specific financial ratios. At December 31, 2001, the Company met the required tests.

b) Non-recourse

The Company's portion of the long-term debt of its US, Asian and other joint ventures is with recourse only to the assets of the joint venture entities. These loans are described as non-recourse as they have no recourse to the parent company but are secured by joint venture assets and consist of the following debt:

	2001	2000
Alabama	$	$
US$94 million LIBOR plus 2% term loans, maturing December 31, 2002, with quarterly principal repayments of US$2.5 million (2000 – US$104 million)	**149**	156
Alabama Recycling		
US$6 million 10.50% senior notes, maturing in 2007 (2000 – US$8 million)	**9**	12
Augusta		
US$19 million 10.01% senior secured notes, maturing in 2004 (2000 – US$25 million)	**30**	37
US$25 million 7.7% senior secured notes, maturing in 2007	**37**	34
Pan Asia		
US$66 million (2000 – US$79 million) loans bearing interest at floating rates based on LIBOR, maturing in 2002-2004	**106**	119
Korean Won 104 billion (2000 – Korean Won 92 billion) fixed-rate loans (8.99%-10.34%) maturing 2002-2006	**165**	109
Capital leases and other borrowing facilities	**63**	79
Other	**32**	32
	591	578
Less: Due within one year	**219**	93
	372	485

Pan Asia has a line of credit of US$70 million and Augusta has a line of credit of US$5 million, bearing prevailing market interest rates. Those lines of credit were undrawn as at December 31, 2001.

Joint venture distributions are subject to certain restrictions until these loans are repaid in accordance with the loan agreements.

c) Scheduled long-term debt repayments

	Recourse Debt	Non-recourse Debt
	$	$
2002	30	219
2003	38	121
2004	31	81
2005	985	68
2006	937	57
Thereafter	3,446	45
	5,467	591

d) Fair value of long-term debt

The estimated fair value of the long-term debt at the year-end dates is as follows and has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates:

	2001	2000
	$	$
Recourse	**5,589**	4,959
Non-recourse	**606**	581
	6,195	5,540

12. Employee future benefits

(tabular dollar amounts in millions of Canadian dollars)

The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on length of service and certain average employee earnings. Pension benefit obligations were based on an assumed discount rate of 6.75% and an assumed compensation rate increase of 3.55%. The assumed long-term rate of return on pension plan assets was 8%. The Company provides other defined benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents. The Company also sponsors various defined contribution pension plans.

Information about the Company's defined benefit pension plans, in aggregate, is as follows:

	2001		2000	
	Plans having a net asset	**Plans having a net liability**	Plans having a net asset	Plans having a net liability
	$	**$**	$	$
Change in accrued benefit obligation				
Accrued benefit obligation at beginning of year (*)	**385**	**2,632**	436	171
Acquisition of Abitibi-Consolidated Inc.	**–**	**–**	836	1,433
Service cost	**9**	**88**	25	36
Interest cost	**26**	**176**	70	83
Special early retirement program	**–**	**–**	(6)	–
Actuarial loss attributable to experience	**6**	**30**	31	35
Settlement	**–**	**(79)**	–	–
Foreign exchange loss (gain)	**–**	**10**	1	(1)
Benefits paid	**(33)**	**(165)**	(69)	(64)
Accrued benefit obligation at end of year	**393**	**2,692**	1,324	1,693
Change in plan assets				
Fair value of plan assets at beginning of year (*)	**446**	**2,406**	497	156
Acquisition of Abitibi-Consolidated Inc.	**–**	**–**	881	1,198
Return on plan assets	**36**	**161**	92	85
Employer contributions	**2**	**61**	22	28
Plan participants' contributions	**4**	**21**	8	14
Benefits paid	**(33)**	**(165)**	(69)	(64)
Loss on experience	**(25)**	**(143)**	–	–
Settlement	**–**	**(79)**	–	–
Foreign exchange gain	**–**	**5**	1	3
Fair value of plan assets at end of year	**430**	**2,267**	1,432	1,420
Funded status of the plans				
Funded status of the plans – surplus (deficit)	**37**	**(425)**	108	(273)
Unrecognized prior service cost	**–**	**27**	–	2
Unrecognized actuarial loss	**43**	**257**	28	16
Net amount recognized	**80**	**(141)**	136	(255)
Amount recognized in the balance sheet consists of				
Prepaid benefit cost		**80**		136
Accrued benefit liability		**(141)**		(255)
Net amount recognized		**(61)**		(119)

*Some plans that had a net asset as at December 31, 2000, have a net liability as at December 31, 2001, and are included under "Plans having a net liability" in 2001.

Information about the Company's other benefit plans, in aggregate, is as follows:

	2001	2000
	$	$
Change in accrued benefit obligation		
Accrued benefit obligation at beginning of year	151	45
Acquisition of Abitibi-Consolidated Inc.	–	96
Service cost	1	3
Interest cost	12	8
Actuarial loss attributable to experience	19	5
Foreign exchange loss	3	1
Benefits paid	(10)	(7)
Accrued benefit obligation at end of year	176	151
Change in plan assets		
Employer contributions	10	7
Benefits paid	(10)	(7)
Fair value of plan assets at end of year	–	–
Funded status of the plans		
Funded status of the plans – deficit	(176)	(151)
Unrecognized actuarial gain	28	8
Net amount recognized, consists of accrued benefit liability	(148)	(143)
Amount recognized in the balance sheet consists of		
Accrued benefit liability	(148)	(143)

Pension and other benefit costs of these plans are as follows:

	2001	2000	1999
	$	$	$
Current service cost	45	42	15
Interest cost on earned benefit obligations	214	163	45
Estimated return on plan assets	(232)	(177)	(45)
Other components	–	(1)	(1)
Net cost	27	27	14

13. Financial instruments and risk management

Foreign exchange risk management

The Company uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in US dollars is also considered as an effective hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.

The Company had the following foreign exchange forward contracts outstanding at December 31:

Maturity	Average Canadian dollar Contract rate to sell US$1		Contract amount Millions of US dollars	
	2001	2000	**2001**	2000
			$	$
2001	–	1.3896	–	589
2002	**1.4038**	1.4038	**556**	556
2003	**1.4692**	1.4692	**449**	449
2004	**1.4918**	1.4918	**5**	5

The Company had the following exchange options outstanding at December 31:

Maturity	Average floor	Average ceiling	Average floor	Average ceiling	Contract amount Millions of US dollars	
	2001		2000		**2001**	2000
					$	$
2001	–	–	1.4382	1.4900	–	255
2002	**1.4260**	**1.4912**	1.4260	1.4912	**58**	58

The Company had the following exchange put options outstanding at December 31:

Maturity	Average Canadian dollar Contract rate to sell US$1		Contract amount Millions of US dollars	
	2001	2000	**2001**	2000
			$	$
2002	**1.5310**	–	**51**	–

The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at December 31, 2001, the Company would have had to pay $164 million (2000 - $126 million) had it settled its then outstanding foreign exchange contracts. Of that potential obligation, an amount of $15 million payable (2000 - $59 million) has been recorded as part of the reverse takeover accounting, when all of the foreign exchange contracts of Abitibi-Consolidated Inc. were marked to market.

Interest rate risk management

From time to time, the Company may use interest rate swap agreements whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates or within a specified range of interest rates calculated by reference to the notional amounts. No such contracts were outstanding as at December 31, 2001.

Credit risk management

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. In some cases, the Company requires bank letters of credit or subscribes to credit insurance.

The Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, specialty paper, commercial printing, and lumber wholesaling and retailing businesses.

The Company has an ongoing program to sell accounts receivable, with minimal recourse, to major financial institutions pursuant to sale agreements. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. At December 31, 2001, these financial institutions owned $448 million (2000 – $650 million) of such receivables, with a maximum risk exposure to the Company of $29 million (2000 – $39 million).

Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

The differences between the carrying and the fair value of long-term financial instruments contracted by the Company arise from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Company does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 11 "Long-term debt" for a comparison of the carrying and the fair values of the Company's long-term debt.

14. Contingent liabilities

In the normal course of its business activities the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

15. Differences between Canadian and United States generally accepted accounting principles

(tabular dollar amounts in millions of Canadian dollars, except per share amounts)

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which, in the case of the Company, conform in all material respects with US GAAP, with the following material exceptions:

a) The Company includes in earnings gains and losses on US dollar debt hedged by anticipated future net operating cash flows when the related revenue is earned. Under US GAAP, any unrealized exchange gains or losses on US dollar debt hedged by anticipated future net operating cash flows would be recognized in income immediately.

b) The Company has outstanding foreign exchange forward contracts, which it designates as a hedge of anticipated future revenue. Effective January 1, 2001, FASB Statement 133 "Accounting for Derivative Instruments and Hedging Activities" requires accounting for derivative in the balance sheet at fair value. There was no transition amount upon the adoption of FASB Statement 133. Up to December 31, 2000, under US GAAP, any gains or losses on such foreign exchange forward contracts were recognized in income immediately.

c) In Canada, gains or losses on the early retirement of long-term debt are included in earnings before extraordinary items. In the United States, those items are specifically classified as extraordinary.

d) The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these joint ventures would be accounted for using the equity method.

e) The Company recorded the redemption of Donohue's stock options as a capital transaction charged to retained earnings. Under US GAAP, in accordance with FASB Statement 123 "Accounting for Stock-Based Compensation", a compensation cost would have been recorded to earnings upon the early settlement of the options.

f) Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair value specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP does not permit this accounting treatment in accordance with EITF Abstract 95-3.

g) The Company deducts the distribution costs from gross revenue in determining the net sales on its Consolidated Statements of Earnings. Under US GAAP, in accordance with EITF Abstract 00-10, these costs would be included in the cost of products sold.

h) In 2001, FASB Statement 142 "Goodwill and Other Intangible Assets" was issued in the United States. Effective January 1, 2002, goodwill will no longer be amortized to earnings: instead, it will be carried at historical value less any write-down for impairment. Goodwill amortization for the year ended December 31, 2001 was $40 million.

i) The provisions of FASB Statement 87 "Employers' Accounting for Pensions" required the Company to record an additional minimum liability that represents the excess of accumulated benefit obligation over the fair value of the Plan assets as at December 31, 2001, for those plans having such an excess.

j) The Financial Accounting Standard Board has issued FASB Statement 143 "Accounting for Asset Retirement Obligation", effective for fiscal years beginning after June 15, 2002. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The financial statements of the Company will be subject to this Statement in 2003.

k) The Financial Accounting Standard Board has also issued FASB Statement 144 "Accounting for the Impairment or Disposals of Long-Lived Assets". This standard retains the fundamental provisions of FASB 121 "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" with respect to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. However, the Statement broadens the definition of discontinued operations, but precludes the accrual of future operating losses for those operations. The financial statements of the Company will be subject to this Statement in 2003.

The following financial information is presented in accordance with US GAAP, reflecting the adjustments disclosed above.

EFFECTS ON THE CONSOLIDATED NET EARNINGS

	2001	2000	1999
	$	$	$
Net earnings, as reported in the consolidated statements of earnings per Canadian GAAP	289	367	216
Current year adjustments			
Foreign currency translation (a)	(226)	(76)	68
Derivative financial instruments (b)	25	(78)	49
Redemption of stock options (e)	–	(49)	–
Duplicate property adjustments related to the business combination (f)	–	(67)	–
Write-off of financing charges and foreign exchange losses on early debt retirement (c)	–	20	–
Goodwill amortization (f)	1	1	–
Less: Applicable income taxes on the above	(7)	66	(38)
Earnings before extraordinary item, as adjusted per US GAAP	82	184	295
Extraordinary item net of applicable income taxes (c)	–	(14)	–
Net earnings, as adjusted per US GAAP	82	170	295
Per share data (basic and diluted)			
Net earnings, as reported per Canadian GAAP	0.66	0.96	0.86
Net earnings, as adjusted per US GAAP	0.19	0.44	1.18

CONDENSED CONSOLIDATED BALANCE SHEETS

	2001		2000	
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$
Current assets	1,640	1,368	1,659	1,418
Capital assets	8,154	6,947	8,022	7,085
Investments (d)	72	794	57	575
Deferred charges and other assets (a)	421	70	180	23
Goodwill (f)	1,420	1,377	1,337	1,269
	11,707	10,556	11,255	10,370
Current liabilities (b)	1,415	1,231	1,698	1,626
Long-term debt	5,809	5,438	5,265	4,687
Non-controlling interests	69	35	60	40
Employee future benefits (i)	209	209	262	262
Future income taxes (a)(b)(i)	940	827	875	823
Shareholders' equity	3,265	2,816	3,095	2,932
	11,707	10,556	11,255	10,370

CONDENSED CONSOLIDATED CASH FLOWS

	2001	2000	1999
		US GAAP	
	$	$	$
Cash flows from operating activities	818	1,013	364
Cash flows from financing activities	(48)	(416)	(62)
Cash flows from investing activities	(697)	(561)	(371)
Cash and cash equivalents, end of year	133	60	24

OTHER DISCLOSURE

Under US GAAP, the Company is required to prepare a distinct statement of comprehensive income. This statement would be as follows for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
	$	$	$
Net earnings, as adjusted per US GAAP	82	170	295
Other comprehensive income			
Cumulative translation adjustment on investment in foreign subsidiaries	57	(32)	(51)
Loss on derivative financial instruments, net of taxes of $25 million (b)	(74)	–	–
Additional minimum liability adjustments, net of taxes of $2 million (i)	(5)	–	–
Comprehensive income	60	138	244

ABITIBI-CONSOLIDATED INC.
Historical Review
(in millions of Canadian dollars, except per share amounts)

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	$	$	$	$	$	$	$	$	$	$	$
Earnings [3][4]											
Net sales	6,032	5,677	2,484	2,296	1,745	1,638	1,124	807	574	520	470
Cost of products sold	4,208	3,994	1,822	1,547	1,170	1,029	648	524	448	431	394
Selling, general and administrative expenses	173	168	66	64	54	52	33	27	25	28	34
Depreciation and amortization	667	511	224	201	173	148	67	58	60	53	42
Operating profit	984	1,004	372	484	348	409	376	198	41	8	–
Interest on long-term debt	472	379	94	87	85	75	16	17	14	34	17
Other expenses (income)	17	21	(15)	14	(2)	(6)	(22)	1	1	(2)	30
Earnings (loss) before the following items	495	604	293	383	265	340	382	180	26	(24)	(47)
Income tax expense	143	191	57	129	101	127	124	64	11	(2)	(17)
Non-controlling interests	23	16	10	15	9	15	17	2	(2)	(7)	28
Goodwill amortization	40	30	10	10	–	–	–	–	–	–	–
Net earnings (loss)	289	367	216	229	155	198	241	114	17	(15)	(58)
Earnings (loss) per share [1]	0.66	0.96	0.86	0.93	0.63	0.82	1.11	0.57	0.08	(0.09)	(0.33)
Dividends declared per share [1]	0.40	0.36	0.24	0.22	0.20	0.23	0.23	0.09	0.01	–	0.03
Balance Sheets [3]											
Current assets	1,640	1,659	791	860	571	609	441	429	238	226	287
Capital assets	8,154	8,022	2,668	2,573	1,898	1,960	846	674	508	546	575
Goodwill	1,420	1,337	154	158	–	–	–	–	–	–	–
Deferred charges and other assets	493	237	101	177	97	75	42	33	25	24	17
Current liabilities	1,415	1,698	431	547	379	428	220	172	83	106	111
Long-term debt	5,809	5,265	1,281	1,341	742	909	216	259	176	191	276
Future income taxes	940	875	424	400	219	193	108	100	84	73	82
Other liabilities	209	262	44	42	13	13	13	–	–	–	–
Non-controlling interests	69	60	45	61	48	47	41	67	48	61	70
Shareholders' equity	3,265	3,095	1,489	1,377	1,165	1,054	731	538	380	365	340
Book value per share [1]	7.42	7.03	5.99	5.57	4.69	4.25	3.34	2.46	1.91	1.83	1.86

(1) Financial information per share and the number of shares have been calculated to reflect the three for two and the two for one stock split in 1999 and 1994, and the impact of share exchange based on reverse take-over method of purchase accounting in 2000.
(2) "Cash flows" figures for 1997 to 2001 inclusive reflect CICA new recommendations. The entry was formerly "Changes in financial position".
(3) Financial statements figures for 1998 to 2001 inclusive reflect CICA new recommendations regarding future income taxes and employee future benefits.
(4) Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.

ABITIBI-CONSOLIDATED INC.
Historical Review
(in millions of Canadian dollars, except as noted)

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	$	$	$	$	$	$	$	$	$	$	$
Cash Flows [(2)(3)(4)]											
Operating activities											
Net earnings and items not affecting cash	**1,087**	1,013	458	456	373	411	334	192	89	30	54
Changes in non-cash operating working capital components	**(50)**	179	(83)	(30)	(6)	(68)	31	36	(5)	46	(37)
	1,037	1,192	375	426	367	343	365	228	84	76	17
Financing activities											
Net proceeds of issuance of shares	**-**	3	10	8	6	181	1	64	1	40	-
Increase in long-term debt	**1,579**	5,316	144	874	306	957	87	86	78	168	160
Repayment of long-term debt	**(1,599)**	(4,015)	(140)	(373)	(574)	(284)	(126)	(75)	(115)	(291)	(48)
Increase (decrease) of bank loan	**-**	-	(12)	(2)	2	4	(3)	19	(22)	19	2
Dividends	**(198)**	(1,746)	(68)	(71)	(59)	(71)	(56)	(18)	(2)	(2)	(16)
Other	**-**	(90)	(6)	(6)	(6)	(15)	(1)	(13)	(1)	(3)	(1)
	(218)	(532)	(72)	430	(325)	772	(98)	63	(61)	(69)	97
Investment activities											
Additions to capital assets	**(468)**	(528)	(290)	(119)	(86)	(103)	(148)	(59)	(23)	(23)	(33)
Business acquisition, net of cash acquired	**(286)**	(41)	(82)	(675)	(9)	(1,068)	(38)	(105)	-	-	-
Acquisition of non-controlling interests in subsidiary companies	**-**	-	-	-	-	-	(100)	-	-	(1)	(121)
Other	**16**	9	-	(1)	6	-	-	1	-	-	(31)
	(738)	(560)	(372)	(795)	(89)	(1,171)	(286)	(163)	(23)	(24)	(185)
Increase (decrease) in cash and cash equivalents	**81**	100	(69)	61	(47)	(56)	(19)	128	-	(17)	(71)
Shipments											
Newsprint (in thousands of tonnes)	**4,456**	4,667	2,275	1,848	1,439	1,189	540	544	478	476	415
Value-added groundwood papers and market pulp (in thousands of tonnes)	**2,052**	1,739	614	571	425	406	372	324	316	301	261
Lumber (in millions of board feet)	**1,704**	1,828	1,476	1,325	1,275	1,136	971	827	654	601	470
Ratios											
Return on shareholders' equity [(4)]	**9.1**	16.0	14.7	18.0	14.1	22.3	38.3	25.1	4.5	(4.4)	(16.1)
Net long-term debt to total capitalization	**0.64**	0.63	0.46	0.46	0.41	0.48	0.11	0.17	0.26	0.32	0.40

(1) Financial information per share and the number of shares have been calculated to reflect the three for two and the two for one stock split in 1999 and 1994, and the impact of share exchange based on reverse take-over method of purchase accounting in 2000.
(2) "Cash flows" figures for 1997 to 2001 inclusive reflect CICA new recommendations. The entry was formerly "Changes in financial position".
(3) Financial statements figures for 1998 to 2001 inclusive reflect CICA new recommendations regarding future income taxes and employee future benefits.
(4) Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.

2001 CORPORATE GOVERNANCE REPORT

In 2001, the Company has been pursuing its policy of continuously improving its corporate governance practices, going beyond compliance with the guidelines of the Toronto Stock Exchange. Both the Board and management seek to attain high standards of governance, which ultimately help promote management accountability and ensure that the Board functions independently. With the recent publication of the recommendations included in the final report of the Joint Committee on Corporate Governance, we will see the Company's governance pursuing evolutionary, steady progress, ultimately building an even stronger corporation.

The Corporate Governance Committee is responsible for the development of the Company's governance practices. The mandate of the Committee includes an annual review of the structure of the Board and the committees of the Board. In 2001, the size of our Board was reduced from twelve to eleven in order to maximize efficiency.

We have also improved our overall process for evaluating the Board and the committees by fully implementing an individual assessment of directors with the purpose of helping our directors improving their contribution to the Board.

In an ever-changing business world, directors need up-to-date knowledge about new developments. In that spirit, a continuing education program for directors was developed consisting of operations visits, presentations on subjects of interest such as, markets conditions, industry consolidation, etc. Educational material focused on real and practical issues, such as regulatory developments, is also provided. Outside education courses are also available to directors who would require such a program.

In 2002, two new nominees will stand for election to the Board to replace directors who will retire. The new candidates come from diverse backgrounds and will enrich the Board's collective experience. Furthermore, the Board will hold a special corporate governance session to review its current governance principles and practices. We intend on holding similar meetings at least every two years to help us keep up with the latest developments of governance standards and practices.

It was a pleasure and an honour to have served you as Chair of the Corporate Governance Committee.

(signed)
Richard Drouin, O.C., Q.C.
Chair
Corporate Governance Committee

CORPORATE GOVERNANCE PRACTICES

Responsibilities of the Board

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of strategic direction by reviewing the principal opportunities, the processes that are in place to identify the opportunities and the full range of business risks including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management, how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed. In addition, each year a separate Board session is dedicated to discussions of key strategic issues. The Board also monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded. The performance of management is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. Throughout the year, the Board holds regular meetings where management is invited to present its recommendations on developments and issues of current relevance related to the Company's products and to respond to questions. The Board receives systematic updates at such meetings as to the Company's lines of business and their respective strategy and performance. The Board also reviews annually the requirements for critical positions within the organisation and assures itself that there are individuals who could fill these positions both on an urgent basis or over the longer term.

The Board discharges its responsibilities both directly and through its committees. The Board has retained specific authority to grant final approval with respect to each of the following matters, in addition to those that require Board approval under applicable law:

a	the strategic direction of the Company, including the three-year plan;
b	material contracts, acquisitions or divestitures of the Company's assets;
c	the annual strategic plan, operating and capital budgets; and
d	the hiring, performance evaluation, compensation, and succession plans for the President and Chief Executive Officer and senior executives.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company's policy, all transactions valued at more than $7.5 million will require the prior approval of the Board. Investments and other expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board.

Composition of the Board

The size of the Board is authorized by the articles of the Company to be between three and twenty-one. The Board currently consists of 11 members. The Board believes that such number of directors is large enough to allow the directors to benefit from a wide variety of ideas and viewpoints without compromising the communication among the directors and between the directors and management. The Board periodically examines its size to determine whether it achieves the appropriate balance.

The Board has established a number of committees to facilitate the flow of information concerning the Company to the directors, and to monitor the efficiency of management's decisions and the development of management's expertise.

When recruiting new directors, the Board assures itself that the candidates possess personal qualities and traits such as integrity, an informed judgement and a solid track record as well as competencies, such as financial literacy, which add value to the Company. The Company conducts a comprehensive education and orientation program for new directors, which includes distribution of appropriate information materials and orientation sessions with other board members and senior management. Furthermore, a continuing education program intended to broaden or deepen competencies and experience is provided to all Board members. See "Report of the Corporate Governance Committee" above.

Role of the Chairman

The Chairman of the Board is charged with the responsibility of ensuring the efficient operation of the Board and its committees. As an ex-officio member of each committee of the Board, one of the Chairman's principal duties is to properly evaluate the effectiveness of the committee structure and the quality of management's work that is presented in support of the decision-making process of the Board. Mr. Richard Drouin, O.C., Q.C., is the current Chairman of the Board of the Company.

Evaluation of the Board

Each year, all directors are required to complete a comprehensive survey of the effectiveness of the Board and its committees. This survey covers the operation of the Board, the Board structure, the committees' effectiveness, the adequacy of information provided to directors, and the effectiveness of the Chairman in managing the meetings and the strategic direction of the Company. This process helps the Board improve the manner in which it discharges its duties and to ensure that it is making a solid contribution to the success of the Company. The results of the questionnaire are divulged to and discussed by both the Corporate Governance Committee and the Board.

This year, the individual assessment of directors was fully implemented. The performance and contribution of each director was evaluated by the Chairman on a variety of topics, including strategic insight, financial literacy, participation and accountability. This process is intended to provide constructive feedback to directors to help them improve their performance. The results are provided to directors and summaries of the aggregate performance of all directors are discussed at the Corporate Governance Committee.

Board Independence

The Board has reviewed its membership and has determined that 10 of its 11 directors currently are "unrelated directors". An "unrelated" director is a director who is independent of management and free from any interest in any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests in relationships arising from shareholding. John W. Weaver, the President and Chief Executive Officer, is a "related" director because he is an employee of the Company. In determining whether outside directors are unrelated, the Board has considered and discussed the nature and materiality of all relevant relationships between a director and the Company including, without limitation customer, supplier and service provided relationships.

The Company currently has a Chairman who is not a member of management and who is responsible for ensuring that the Board properly discharges its duties, independently of management.

When the circumstances so require, the Board holds in camera sessions of the Board where management is asked to withdraw from the meeting.

The Board, any committee thereof and any individual director may engage independent external advisors at the expense of the Company to assist them in discharging their responsibilities.

No shareholder of the Company that has the ability to exercise a majority of the votes for the election of the Board.

Attendance

During the course of 2001, eight regular meetings of the Board have been held. The average attendance level for regular Board meetings for 2001 was 91%. The average attendance level for committee meetings was 92%.

Committees of the Board

The Board currently has five committees that review in greater depth specific areas of its mandate. In addition to such regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more punctual nature. Each member of the Board generally serves on at least two committees. Regular rotations of the directors among the various committees are performed to offer wider exposure to the spectrum of management issues.

The Board, through the Corporate Governance Committee, is responsible for the establishment and functioning of all Board committees, as well as the appointment, compensation and good standing of members serving on such committees. At regularly scheduled meetings of the Board, the directors receive, consider and discuss Board committee reports.

The following is a general description of the composition and general duties of each committee. The Corporate Governance Committee reviews the committees' mandates on a yearly basis.

Audit Committee

Chair: **David A. Ward**

Members: **Marlene Davidge, Claude Hélie, C. Edward Medland, Charles-Albert Poissant**

In response to the rules adopted by the US Securities and Exchange Commission regarding audit committee independence and non-audit services provided by auditors, in 2001, the Board has reviewed and amended its mandate governing the role and responsibilities of the Audit Committee. While the new US rules for audit committees and certain disclosures are not binding on the Company, the Board and management believe that the adoption of the revised mandate based on such rules will provide added guidance to the committee with respect to issues deserving of careful consideration.

The objectives of the Audit Committee include the following: (a) to assist the Board in the discharge of its responsibilities to monitor the audit process and the integrity of the Company's financial reporting; (b) to provide independent communication between the Board's internal audit team and the external auditor; (c) to enhance the quality of the Company's financial reporting; (d) to ensure that the external auditor remains ultimately accountable to the Board and the Audit Committee as representatives of the shareholders; and (e) to monitor the independence of the external auditor and of the manager of internal audit. In order to achieve such objectives, the Audit Committee approves the release of interim financial statements internally prepared and reviews the Company's annual audited financial statements with management and the external auditors. After satisfying itself as to the fairness, consistency and timeliness of the annual financial statements, the committee recommends the approval of the financial statements to the Board. The Audit Committee also reviews the selection of and changes in accounting policies and satisfies itself as to the effectiveness of the audit plan developed by the Company's external auditors and control systems and procedures developed and implemented by the Company's internal audit department. The committee meets regularly with both internal and external auditors, with and without management, to consider the results of their audits (including appropriate internal controls) and to review management's financial stewardship. In this role, the committee provides a channel of communication between the Board and the auditors. At least once a year, the Audit Committee reviews a report from the external auditors attesting to the auditors' independence and considers whether the auditors are independent by discussing with the auditors the appropriateness of any non-audit work performed and whether such non-audit work has or may affect the objectivity or independence of the external auditors. The committee also recommends to the Board the selection of the Company's external auditors for appointment by the shareholders. Finally, the committee oversees the Company's continuing compliance with financial disclosure obligations.

Corporate Governance Committee
Chair: **Richard Drouin**
Members: **Marlene Davidge, Charles-Albert Poissant, John A. Tory**

The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices. The mandate of the committee includes: (a) developing criteria governing the size and overall composition of the Board; (b) conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees; (c) recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer); and (d) recommending the compensation of directors. The committee also co-ordinates the annual evaluation of the Board, the committees of the Board and individual directors. All issues identified through this evaluation process are then discussed by the Corporate Governance Committee and are reported to the Board. Finally, it also has the responsibility for annually initiating, jointly with the Human Resources and Compensation Committee, a discussion at the Board level on the performance evaluation and remuneration of the President and Chief Executive Officer.

Environmental, Health and Safety Committee
Chair: **Gordon C. Gray**
Members: **Jean Gaulin, H. Earl Joudrie, David Ward**

The mandate of the Environmental, Health and Safety Committee is to review the adequacy of the environmental, health and safety (EHS) programs and to assess the performance of the Company under such programs. Where appropriate, the committee reports or makes recommendations on significant issues to the Board and management. The committee's responsibilities include: (a) reviewing the Company's EHS policies; (b) approving and monitoring the Company's overall EHS management systems and practices; (c) monitoring the Company's performance in relation to applicable EHS laws; and (d) reviewing outstanding and potential liabilities for EHS matters. The committee also reviews with management all significant environmental incidents and occupational accidents as well as any events of material non-compliance, and it approves the Company's programs for EHS auditing.

Human Resources and Compensation Committee

Chair: **John A. Tory**
Members: **Jean Gaulin, H. Earl Joudrie**

The Human Resources and Compensation Committee's mandate is to develop an executive compensation strategy to attract and retain senior managers and motivate them to achieve superior results. The committee oversees all compensation and human resource matters including the administration of the Company's stock option plan. The committee reviews all significant benefit plans applicable to the Company's employees and makes recommendations to the Board, where appropriate. The committee is also responsible for reviewing and approving a general salary structure for senior management, ensuring it is competitive and aligned with shareholder interests. The committee annually reviews management's plans and activities for development of key managerial personnel, including a review with the Chief Executive Officer of the essential elements of short-term and long-term senior management succession planning. The committee is responsible for annually initiating, jointly with the Corporate Governance Committee, a review at the Board level of the performance and remuneration of the Chief Executive Officer.

Pension Committee

Chair: **C. Edward Medland**
Members: **Gordon Gray, Claude Hélie**

The Pension Committee is responsible for the supervision of the administration and investment of the Company's pension funds in accordance with applicable legislation or as otherwise lawfully delegated. The committee supervises the determination and review of funding policy, investment policies and goals and the selection and supervision of investment managers, trustees and actuaries. The committee monitors investment performance and compliance of fund investments with applicable legislation and established investments policies and goals. Finally, the committee reviews actuarial assumptions and actuarial reports or summaries thereof.

Board expectations of management

The information which management provides to the Board is critical to the effective functioning of the Board. The directors must have confidence in the data gathering, analysis and reporting functions of management. The Corporate Governance Committee monitors the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying opportunities and risks for the Company.

The Board does not believe that it is appropriate for it to be involved in the daily management and functioning of the Company. It expects that management will be responsible for the effective, efficient and prudent management of the Company subject to the Board's stewardship responsibilities. The Board expects management of the Company to meet the following key objectives:

a	to report to the Board in a complete, accurate and timely fashion, on the business and affairs of the Company generally, and on any individual matter that management considers to be of material or significant consequence for the Company and its shareholders;
b	to take timely action with respect to, and make all appropriate decisions required by the Company's operations in accordance with all applicable legal or other obligations and within the framework of the corporate policies in effect, with a view towards enhancing shareholder value;
c	to conduct a comprehensive annual budgeting process under the guidance of the Board and to monitor closely the Company's financial and operating performance in conjunction with the annual business plan approved by the Board;
d	to review on an ongoing basis, and subject to ultimate Board supervision, the Company's short-term and long-term strategies and their implementation in all key areas of the Company's activities in light of, among other factors, evolving market conditions, technology, and governmental regulations; and
e	to implement appropriate policies and procedures to assure a high level of conduct and integrity of the Company's management and employees.

Shareholder/Investor communications and feedback

The Company has an Investor Relations department that is responsible for facilitating the two-way communication between senior management and the Company's shareholders and financial analysts.

The Department's role is to ensure clear and direct communication of the Company's performance, actions and strategy to all shareholders and to others in the investment community. Information is disseminated through annual and quarterly reports, the annual meeting and frequent investor presentations. Information about the Company, including the most recent annual and interim reports, annual information form, management proxy circular and press releases are also provided on the Company's website at **www.abicon.com**. This Universal Resource Locator (URL) is, and is intended to be, an inactive textual reference only. It is not intended to be an active hyperlink to the Company's Website. The information on the Company's Web site, which is accessible through this URL's resulting hyperlink, is not, and is not intended to be, part of this report and is not incorporated by reference. On a regular basis, the Department receives and responds to all shareholders' inquiries in an appropriate, timely and conscientious fashion.

The Department provides feedback from the shareholders to senior management and the Board, where appropriate. The Department regularly encourages shareholders to voice their comments, concerns and suggestions.

2001 BOARD OF DIRECTORS

Marlene Davidge
Partner, Torys LLP,
Toronto, Ontario

Ms. Davidge obtained a Bachelors degree from University of Toronto. After obtaining her law degree from Osgoode Hall Law School, she joined Torys LLP where she continues her practice today as a partner of the firm and a leading lawyer in mergers and acquisitions, corporate finance and investment funds. She has extensive experience in a broad range of issues experienced by large public corporations. She has been a member of her firm's Executive Committee, sat on a number of boards and is currently a member of the Advisory Committee of University College, University of Toronto.

Richard Drouin, O.C.,Q.C.
Chairman of the Board, Abitibi-Consolidated Inc., Québec, Québec

Mr. Drouin is currently a counsel in the law firm, McCarthy Tétrault LLP. He is also Chairman of the North American Electric Reliability Council (NERC), which oversees the reliability of the Transmission Systems in North America. He was Chairman and CEO of Hydro-Québec from 1988 to 1996. He currently sits on the board of Acres International, Altersys, American Superconductor Corporation (Boston), Canadian Niagara Power, Gesca (French daily newspapers), Provigo, nStein Technologies, Stelco and President's Choice Financial. He is a Fellow Governor of the Royal Canadian Geographical Society and Chairman of the Board of Trustees of Université Laval. Mr. Drouin is an Officer of the Order of Canada. In 1993, he was awarded an honorary degree from the Université Lumière in Lyon, France. He is an Honorary Consul for Great Britain in Québec.

Jean Gaulin
Corporate Director,
San Antonio, Texas

Mr. Gaulin obtained a bachelor degree in chemical engineering and science in 1967 from École Polytechnique (Université de Montréal). Mr. Gaulin retired as Chairman, President and Chief Executive Officer of Ultramar Diamond Shamrock in January 2002 at the conclusion of the merger with Valero Energy Corporation. Mr. Gaulin currently serves on several boards including: Crane Co., National Bank of Canada, Groupe St-Hubert Inc., Corporation de l'École Polytechnique, the International Council of École des Hautes Études Commerciales, the Board of Trustees and Executive Committee for United Way of San Antonio and Bexar County, and was involved with the Canadian Red Cross and the Heart Institute of Montreal.

Gordon C. Gray, F.C.A.
Chairman, Integris Metals Inc.,
Richmond Hill, Ontario

A chartered accountant who began his career with Price Waterhouse after obtaining a bachelor of commerce degree from Queen's University. Former Chairman and President of Royal LePage, where he served in a variety of executive posts for over 30 years. In 2000, Mr. Gray was appointed Chairman of Integris (formerly North American Metals Distribution Inc.). Mr. Gray is Honorary Chairman of Royal LePage Limited and sits on the Board of a number of corporations, including: McDonald's Corporation and Rio Algom Ltd.

Claude Hélie
Executive Vice-President and Chief Financial Officer, Quebecor Inc.,
Montréal, Québec

Mr. Hélie was Vice President and CFO of Donohue Inc. from 1994 to 2000. Before that (1982-1994) Mr. Hélie was Vice-President, Finance for *La Société Générale de Financement du Québec* (SGF), a Crown Corporation with diversified industrial holdings. Mr. Hélie graduated from École des Hautes Études Commerciales (Université de Montréal) and is a member of the Québec Order of Chartered Accountants.

H. Earl Joudrie
Corporate Director,
Toronto, Ontario

Over his career, Mr. Joudrie has held a variety of executive positions in a number of resource based corporations, including that of Chief Executive of Dome Canada Limited, Encor, Voyager Petroleums Ltd, Ashland Oil Canada Ltd and as Senior Vice-President and Group Operating Officer of Ashland Oil Inc. Mr. Joudrie was Chairman of Gulf Canada Resources Ltd. until August 2001 and Chairman of Algoma until January 2002. He currently holds several directorships, among them: Arco, Canadian Tire, Zargon Oil and Gas, Carma Consolidated and Trention Steel Works.

C. Edward Medland
President, Beauwood Investments Inc.,
Toronto, Ontario

Mr. Medland is currently Chairman of the Board of Cadillac Fairview Corp. He was Chairman and CEO of Wood Gundy Inc. from 1972 to 1988. Mr. Medland is a graduate of the University of Toronto and holds a variety of directorships, including: Global Telecom Corp., MCM Split Share Corporation and Premium Income Corp. Mr. Medland is also a former Chairman of the Boards of Investments Dealers' Association of Canada as well as the Ontario Teachers' Pension Plan.

Charles-Albert Poissant, C.M., F.C.A.
Corporate Director,
Montréal, Québec

A member of the Order of Canada, Mr. Poissant is a chartered accountant, an author and a former Chairman and CEO of Donohue Inc. Prior to that, he was a member of the firm KPMG from 1947-1987. He was educated at École des Hautes Études Commerciales (Université de Montréal).

John A. Tory, Q.C.
President, Thomson Investments Limited,
Toronto, Ontario

Called to the Bar in 1954 and appointed Queen's Counsel in 1965, Mr. Tory serves as director of a number of Canadian corporations and non-profit institutions, which include: The Thomson Corporation, Rogers Communications, Royal Bank of Canada, and the Canadian Psychiatric Research Foundation.

David A. Ward, Q.C.
Partner, Davies Ward Phillips & Vineberg LLP,
Toronto, Ontario

An international taxation lawyer and founding partner of Davies Ward Phillips & Vineberg LLP, a law firm with offices in Toronto, Montreal and New York. Mr. Ward received a Bachelor of Commerce degree from Queen's University and an LL.B. from Osgoode Hall Law School and has practiced in commercial, tax and related fields of law since 1958.

John W. Weaver
President and Chief Executive Officer,
Abitibi-Consolidated Inc.,
Montréal, Québec

With a PhD from the Institute of Paper Science and Technology (IPST) and nearly 30 years experience in this industry, Mr. Weaver applies his intricate knowledge to various industry Boards, including AF&PA (American Forest and Paper Association); the IPST and Pan Asia Paper Company. Mr. Weaver also serves as Chairman of FPAC (The Forest Products Association of Canada).

MANAGEMENT AND CORPORATE OFFICERS

John W. Weaver
President and Chief Executive Officer

Louis-Marie Bouchard
Senior Vice-President,
Woodlands and Sawmill Operations

Alain Grandmont
Senior Vice-President,
Value-Added Paper Operations

Denis Jean
Senior Vice-President,
Eastern Newsprint Operations,
Pulp and Energy

Colin Keeler
Senior Vice-President,
North American Newsprint Sales

Paul Planet
Senior Vice-President,
International Sales

Pierre Rougeau
Senior Vice-President,
Corporate Development
and Chief Financial Officer

David Schirmer
Senior Vice-President,
Value-Added Paper Sales

Thor Thorsteinson
Senior Vice-President,
Southern Newsprint Operations

Bruno Tremblay
Senior Vice-President,
Technology Services

Jacques P. Vachon
Senior Vice-President,
Corporate Affairs and Secretary

Viateur Camiré
Vice-President, Human Resources

Allen Dea
Vice-President and Treasurer

Jocelyn Pépin
Vice-President and Corporate Controller

GLOSSARY

Alternative Offset™ – high-brightness uncoated groundwood paper used for direct mail printing, catalogue inserts, technical manuals, financial printing and book printing.

Capacity – budgeted tonnes produced per day multiplied by calendar days.

Coated paper – grades of paper to which a coating is applied, either on the paper machine or a subsequent process.

Communication papers – a term used to describe those paper grades used by printers and publishers in their production of books, magazines, newspapers, etc.

De-inking – a process of re-pulping waste paper to remove inks and other non-fibre contaminants, producing clean fibre suitable for paper manufacturing (DIP).

Directory Papers – lightweight uncoated groundwood papers used for telephone and other directories and catalogues.

Effluent – *the liquid waste of industrial processing.*

Effluent treatment – Primary treatment: a process which removes suspended solids from effluent. Secondary treatment: a process which reduces the biochemical oxygen demand (BOD) and toxicity of effluent.

Equal Offset™ – a very bright, surface-enhanced groundwood offset that delivers "equal" opacity, brightness and caliper with exceptional savings when compared to standard offsets.

Fibre – the structural components of woody plants that are separated from each other during the pulping operation in a pulp mill and reassembled into the form of a sheet during the papermaking process. There are principally two types of fibre:

- ***Virgin fibre***: wood fibre derived from trees not previously processed into paper;
- ***Recycled fibre:*** fibre derived from old magazines (OMP) and old newsprint (ONP) collected to make and strengthen recycled paper products.

Hectare – 259 hectares equal 1 square mile, 1 hectare = 2.471 acres or .01 square kilometer.

High-brightness papers – uncoated groundwood paper with a brightness level higher than standard newsprint.

International – refers to any geographical area outside North America when used in reference to our markets.

ISO – administered by the Geneva-based International Organization for Standardization, the ISO document series defines high international standards of quality management systems in manufacturing and distribution.

Limits – leased or owned forest lands (usually described in terms of square miles or hectares), from which the company procures fibre for its paper mills.

LWC (or light-weighted coated) – clay-coated groundwood paper having a smooth finish and high opacity, used primarily for catalogues, magazines and inserts. A higher-value grade that competes in the same end-use market as SC papers.

MBf – millions of board feet. (1 board foot = 1 square of lumber, 1 inch thick)

Mill net price – transaction price less delivery cost.

Newsprint – a printing paper whose major use is in newspapers. It is made largely from groundwood or mechanical pulp reinforced to varying degrees by chemical pulp.

Operating rate – the ratio of actual days of machine operation to the days available.

Operating efficiency – the ratio of actual saleable tonnes manufactured to the maximum possible tonnes.

Pulp – a fibrous material produced by mechanically or chemically reducing woody plants into their components parts for the production of paper products. Pulp can result from a variety of processes including cooking, refining, grinding or the processing and cleaning of waste paper. Pulp can be either in a wet or dry state. Types of pulp include:

- ***Chemical pulp***: pulp obtained by cooking wood in solutions of various chemicals. The principal chemical processes are sulphite and sulphate;
- ***CTMP***: chemi-thermomechanical pulp, being pulp produced from wood chips using heated mechanical and chemical processes to break the bonds between the wood fibres;
- **Groundwood**: pulp produced mechanically by grinding logs on a stone;
- ***Kraft pulp***: pulp produced by a process where the active cooking agent is a mixture of sodium hydroxide and sodium sulphide;
- ***Recycled pulp***: pulp produced from de-inking old newspapers and old magazines;
- ***Sulphite pulp***: an acid pulp produced from chips reduced to their component parts by cooking a pressurized vessel using an acidic liquor. Sulphite pulp can be produced using various techniques to increase yield of pulp per tonne of raw fibre, to produce high-yield sulfite pulp (HYS) and high-yield sulphite pulp;
- ***TMP***: thermomechanical pulp produced through a chemical-free process involving the mechanical refining of wood chips under high temperature and pressure.

Pulpwood – logs used for making pulp, as opposed to those used for lumber (saw logs).

Rotogravure paper – high smoothness uncoated groundwood paper, typically used for printing of catalogues and magazines.

SC (supercalendered) paper – clay-filled groundwood paper (ABIcal) having a smooth finish and high opacity, used primarily for catalogues, magazines and inserts. SCA is a higher-value grade than SCB, which is higher than SCC.

Soft-nip – a finishing process where the contact area between two rolls on a papermaking machine is used to make the paper smooth and glossy.

Stumpage fee – the charge levied by certain provincial governments in Canada for trees cut on Crown land.

Sustainable forestry – managing and using the forest to meet the various needs of today's society, while maintaining the productive capacity of natural forest ecosystems and the biodiversity of the forest.

Tonne – 1 metric tonne equals 1.1023 short tons (1 short ton equals 2,000 pounds)

Total frequency of accidents – number of accidents involving lost time or modified work multiplied by 200,000 divided by the number of hours worked.

UFS (or uncoated free-sheet) – grades of paper made up of essentially all chemical pulp with no mechanical pulp and without any applied sheet-coating material. It is used for printing and writing purposes.

Uncoated groundwood – a higher value grade of paper which has properties similar to newsprint and is used in printing papers for directories, catalogues, advertising circulars, periodicals, etc.

Value-added papers – quality uncoated paper that is a higher grade than newsprint, but lower than fine paper, in terms of brightness, surface smoothness and opacity. Made largely from groundwood or mechanical pulp and also contains varying proportions of chemical pulp and fillers.

Wood chips – pieces of wood approximately 1" square by 1/8" thick resulting from the cutting of logs in chippers.

HIGH/LOW SHARE PRICE AND TRADING VOLUME

The common shares of Abitibi-Consolidated Inc. are listed on the Toronto Stock Exchange under the stock symbol "A". The common shares are also listed on the New York Stock Exchange under the symbol "ABY". The following information sets forth the high and low reported prices and trading volume of the common shares on both exchanges for the periods indicated.

	TSE(1)			ME(2)			NYSE(3)		
	High ($CA)	Low ($CA)	Volume of shares	High ($CA)	Low ($CA)	Volume of shares	High ($US)	Low ($US)	Volume of shares
Fiscal 2001									
First Quarter	**13.80**	**11.41**	**129,523,049**				**9.13**	**7.41**	**10,595,400**
Second Quarter	**14.20**	**11.18**	**151,708,320**				**9.21**	**7.40**	**11,730,700**
Third Quarter	**12.40**	**9.41**	**70,149,621**				**8.10**	**6.15**	**14,365,200**
Fourth Quarter	**12.39**	**9.51**	**118,651,218**				**7.88**	**6.06**	**14,480,000**
Fiscal 2000									
First Quarter	19.95	11.05	89,382,299				13.69	7.75	16,835,100
Second Quarter	17.75	13.60	116,433,189				11.88	9.25	10,502,400
Third Quarter	17.00	13.50	71,406,726				11.44	9.19	7,406,400
Fourth Quarter	14.15	10.60	145,308,085				9.38	7.00	12,831,200
Fiscal 1999									
First Quarter	15.05	11.65	45,622,659	15.10	11.65	6,556,503	9.94	7.63	3,684,500
Second Quarter	18.20	12.90	66,674,483	18.15	12.90	8,151,558	12.38	8.69	20,724,400
Third Quarter	20.55	16.60	43,195,667	20.50	16.70	8,074,966	13.81	11.13	14,446,900
Fourth Quarter	18.40	15.25	35,577,275	18.40	15.25	2,281,245	12.50	10.31	8,761,500

(1) As reported by the Toronto Stock Exchange.

(2) As reported by the Montréal Stock Exchange.
Pursuant to the restructuring of the Canadian Stock Exchanges, the Company's shares ceased trading on the ME, effective December 1, 1999.

(3) As reported by the New York Stock Exchange.

Forward-looking Statements

The Securities Litigation Reform Act of 1995 provides a "safe harbour" for forward-looking statements so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors which could cause actual results to differ materially from those projected in the statements. This annual report contains forward-looking statements about future operations and expectations of the Company and contains statements of the Company's belief, intentions and expectations about developments, results and events which will or may occur in the future, and are based on certain assumptions and analyses made by the Company derived from its experience and perceptions. However, actual results and developments may vary materially from those described as they are subject to a number of risks and uncertainties, including general economic, market and business conditions, opportunities available to or pursued by the Company, changes in law and other factors, many of which are beyond the control of the Company. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ANNUAL MEETING

The Annual Meeting of Abitibi-Consolidated Inc. shareholders will be held at the Windsor, Salon Windsor, 1170 Peel Street, on Tuesday, April 30, 2002 at 11:00 a.m.

Transfer agents and registrars
Computershare Trust Company of Canada
Halifax, Montréal, Toronto, Winnipeg, Calgary and Vancouver, Canada.

Computershare Trust Company Inc.
(Computershare USA)
New York

Auditors
PricewaterhouseCoopers LLP

Investor contacts
Lorne Gorber
Manager, Investor Relations

Christine Paliotti
Coordinator, Investor Relations

Information available upon request:
Abitibi-Consolidated Inc.
Investor Relations
1155 Metcalfe Street, Suite 800
Montréal, Québec
CANADA H3B 5H2
(514) 875-2160
ir@abicon.com

The Company makes copies of its annual report, annual information form, management proxy circular, interim reports and news releases available via its Web site, www.abicon.com.

Annual information form (form 40-F)
The Company's Annual Information Form (AIF) is filed with securities regulators in Canada and the United States. Under the Multi-Jurisdictional Disclosure System (MJDS) introduced in 1991, the Company's AIF is filed in its Form 40-F with the US regulatory authority, the Securities and Exchange Commission (SEC), in satisfaction of its annual filing requirement.

Interim reports (form 6-K)
In 2002, the Company will electronically file each of its interim quarterly reports with regulatory authorities in Canada and with the SEC in the United States in Form 6-K. Quarterly reports, conference calls and quarterly financial statements will be archived at www.abicon.com.

The Equal Offset™ paper used to print pages 1 through 43 of this report is manufactured at Abitibi-Consolidated's Beaupré, Québec division.
The ABIbook™ paper used to print pages 44 through 88 of this report is manufactured at Abitibi-Consolidated's Fort Frances, Ontario division.

This report is printed in Canada on paper that is 100% recyclable.

On peut obtenir le présent rapport annuel en français sur notre site Web ou bien sur demande.

Graphic Design: Graphème Branding & design Photography: Marie-Reine Mattera Printing: Quebecor World Graphique-Couleur


www.abicon.com
ABITIBI
CONSOLIDATED